UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM

1.	Fourth quarter 2018 earnings release of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México.

2.	Fourth quarter 2018 earnings presentation of Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: January 31, 2019

Item 1

TABLE OF CONTENTS

I.	Key Highlights for the Quarter / CEO Message

II.	Summary of 4Q18 Consolidated Results

III.	Analysis of 4Q18 Consolidated Results

IV.	Relevant Events, Transactions and Activities

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	4Q18 Earnings Call Dial-In Information

IX.	Analyst Coverage

X.	Definition of Ratios

XI.	Consolidated Financial Statements

XII.	Notes to Consolidated Financial Statements

Earnings Release | 4Q.2018

Banco Santander México

Banco Santander México Reports Fourth Quarter 2018 Net Income of Ps.4,590 Million

- Executed the second year of our strategy to become a customer-focused organization

- Strategy based on operational and digital transformation

- Continued expansion of higher margin loans; retail and SME deposits continue to outperform the other segments

- Solid performance driven by healthy asset quality and strategy execution

- Net income growth supported mainly by strong net interest income, partially offset by trading losses and higher effective tax rate

Mexico City – January 30th, 2019, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, as succesor of Grupo Financiero Santander México, S.A.B de C.V. (NYSE: BSMX; BMV: BSMX before SANMEX), (“Banco Santander México” or the “Bank”), today announced financial results for the three-month and twelve-month periods ending December 31st, 2018.

Banco Santander México reported net income for 4Q18 of Ps.4,590 million, representing a YoY increase of 2.4% and a QoQ decrease of 9.9%. On a cumulative basis, net income for 12M18 reached Ps.19,584 million, representing an 11.0% YoY increase.

HIGHLIGHTS
Results (Million pesos)	4Q18	3Q18	4Q17	% QoQ	% YoY	12M18	12M17	% YoY
Net interest income	16,203	15,795	13,847	2.6	17.0	61,408	55,015	11.6
Fee and commission, net	4,230	4,271	3,933	(1.0)	7.6	16,832	15,633	7.7
Core revenues	20,433	20,066	17,780	1.8	14.9	78,240	70,648	10.7
Provisions for loan losses	5,580	5,463	5,431	2.1	2.7	20,656	21,409	(3.5)
Administrative and promotional expenses	9,228	9,003	8,186	2.5	12.7	35,294	31,215	13.1
Net income	4,590	5,096	4,481	(9.9)	2.4	19,584	17,645	11.0
Net income per share1 / 3	0.68	0.75	0.06	(9.3)	—	2.89	0.22	—

Balance Sheet Data (Million pesos)	Dec-18	Sep-18	Dec-17	% QoQ	% YoY	Dec-18	Dec-17	% YoY
Total assets	1,381,570	1,375,294	1,322,987	0.5	4.4	1,381,570	1,322,987	4.4
Total loans	682,848	680,120	617,871	0.4	10.5	682,848	617,871	10.5
Deposits	693,812	680,143	647,854	2.0	7.1	693,812	647,854	7.1
Shareholders´ equity	125,693	127,385	116,205	(1.3)	8.2	125,693	116,205	8.2

Key Ratios (%)	4Q18	3Q18	4Q17	bps QoQ	bps YoY	12M18	12M17	bps YoY
Net interest margin	5.44	5.66	5.32	(22)	12	5.47	5.41	6
Net loans to deposits ratio	95.38	97.00	92.28	(162)	310	95.38	92.28	310
ROAE	15.18	16.74	16.04	(156)	(86)	16.19	15.79	40
ROAA	1.36	1.51	1.33	(15)	3	1.45	1.31	14
Efficiency ratio	44.94	42.78	43.51	216	143	43.53	41.81	172
Capital ratio	15.93	16.02	15.73	(9)	20	15.93	15.73	20
NPLs ratio	2.36	2.35	2.54	1	(18)	2.36	2.54	(18)
Cost of Risk	3.43	3.37	3.59	6	(16)	3.18	3.54	(36)
Coverage ratio	131.16	127.60	127.94	356	322	131.16	127.94	322

Operating Data	Dec-18	Sep-18	Dec-17	% QoQ	% YoY	Dec-18	Dec-17	% YoY
Branches	1,219	1,218	1,220	0.1	(0.1)	1,219	1,220	(0.1)
Branches and offices[2]	1,393	1,385	1,375	0.6	1.3	1,393	1,375	1.3
ATMs	8,384	8,003	7,323	4.8	14.5	8,384	7,323	14.5
Customers	16,690,402	16,480,106	15,446,314	1.3	8.1	16,690,402	15,446,314	8.1
Employees[3]	18,979	18,629	15,116	1.9	25.6	18,979	15,116	25.6
Employees - Group	18,979	18,629	17,826	1.9	6.5	18,979	17,826	6.5

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.
2) Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.
3) 2017 information refers to Banco Santander México before corporate reorganization. As of 1Q18, all employees from the rest of subsidiaries are already registered at the bank.

Earnings Release | 4Q.2018

Banco Santander México

Héctor Grisi, Banco Santander México’s Executive President and CEO, commented: “We delivered a third consecutive year of ROAE expansion, supported by strong core earnings growth and prudent risk management that generated an 11% increase in net income. This was achieved despite challenging market conditions in México and our ongoing investment in various strategic initiatives to become a more customer-centric organization.

Our strategy remains focused on improving the experience of our customers and becoming their primary bank. We are doing this by transforming our distribution network and infrastructure and launching new financial products and services, the results of which clearly demonstrate the effectiveness of our strategy. The number of loyal and digital customers expanded 23% and 38%, respectively, while our base of mobile customers grew an impressive forty-nine percent.

Gaining traction in another key area of our strategy, we achieved an eighth consecutive quarter of double-digit growth in retail deposits, which now represent 31% of total deposits. We also expanded our loan book 11% during the year, while maintaining a disciplined approach to lending and reporting healthy asset quality across key risk metrics.

Entering 2019, we remain fully focused on executing the final stage of our three-year investment plan. Although we see slower economic growth ahead, consumer confidence remains strong which, coupled with sound employment levels, should support loan growth and stable asset quality. We are confident in our strategy to build a stronger and more profitable franchise and look forward to updating you on our progress.”

Earnings Release | 4Q.2018

Banco Santander México

SUMMARY OF FOURTH QUARTER 2018 CONSOLIDATED RESULTS

Loan portfolio

Banco Santander México’s total loan portfolio, as of 4Q18, increased YoY by 10.5%, or Ps.64,977 million, to Ps.682,848 million, and 0.4%, or Ps.2,728 million, on a sequential basis.

In 4Q18, Banco Santander México registered strong loan growth, supported by a solid performance in our high-margin segments, particularly middle-market, SME and payroll loans as well as selective loans to corporate and government entities, prioritizing profitability. Growth was also achieved by a continued pick-up in mortgage loans.

Deposits

Deposits, which represent 83.3% of Banco Santander México’s total funding1, increased 7.1% YoY in 4Q18 and 2.0% sequentially. In turn, demand deposits increased YoY by 5.1% and term deposits by 11.1% YoY, with the latter being driven by a higher interest rate environment. The Bank continues to benefit from strong growth Individual and SME deposits, which grew YoY by 13.1% and 10.0%, respectively. These growth rates demonstrate that our strategy to attract and retain retail clients, which includes acquiring more payroll accounts, is gaining additional traction.

The loans-to-deposits ratio stood at 95.38% in 4Q18, which compares with 92.28% in 4Q17 and 97.00% in 3Q18, providing Banco Santander México a comfortable funding position to pursue future growth opportunities.

In 4Q18, individual demand deposits represented 30.7% of total demand deposits, compared with 29.6% in 4Q17 and 27.8% in 3Q18. During this quarter, individual term deposits represented 32.7% of total term deposits, compared with 29.9% in 4Q17 and 31.8% in 3Q18.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 4Q.2018

Banco Santander México

Net income

Banco Santander México reported net income for 4Q18 of Ps.4,590 million, representing an increase of 2.4% YoY, reflecting strong growth in net interest income, partially offset by trading losses and a higher effective tax rate. Sequentially, net income decreased 9.9%, due to decreases in net gains on financial assets and liabilities, and higher administrative and promotional expenses related to the implementation of the strategic initiatives, partially offset by higher net interest income and lower income tax. On a cumulative basis, net income for 12M18 reached Ps.19,584 million, representing an 11.0% YoY increase.

Net income statement
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Net interest income	16,203	15,795	13,847	2.6	17.0	61,408	55,015	11.6
Provisions for loan losses	(5,580)	(5,463)	(5,431)	2.1	2.7	(20,656)	(21,409)	(3.5)
Net interest income after provisions for loan losses	10,623	10,332	8,416	2.8	26.2	40,752	33,606	21.3
Commission and fee income, net	4,230	4,271	3,933	(1.0)	7.6	16,832	15,633	7.7
Net gain (loss) on financial assets and liabilities	(188)	843	614	(122.3)	(130.6)	1,992	2,973	(33.0)
Other operating income	287	134	422	114.2	(32.0)	857	1,045	(18.0)
Administrative and promotional expenses	(9,228)	(9,003)	(8,186)	2.5	12.7	(35,294)	(31,215)	13.1
Operating income	5,724	6,577	5,199	(13.0)	10.1	25,139	22,042	14.1
Income taxes (net)	(1,134)	(1,481)	(718)	(23.4)	57.9	(5,555)	(4,397)	26.3
Net income	4,590	5,096	4,481	(9.9)	2.4	19,584	17,645	11.0
Effective tax rate (%)	19.81	22.52	13.81			22.10	19.95

Earnings Release | 4Q.2018

Banco Santander México

4Q18 vs 4Q17

The 2.4% year-on-year increase in net income was principally driven by:

i)	A 17.0%, or Ps.2,356 million, increase in net interest income, benefiting from a higher interest rate environment, in addition to our emphasis on higher margin loans; and

ii)	A 7.6%, or Ps.297 million, increase in net commissions and fees, mainly resulting from growth in debit and credit cards, insurance, collection services, investment funds, account management fees and foreign trade;

The increase in net income was partially offset by:

i)	A 12.7%, or Ps.1,042 million, increase in administrative and promotional expenses, mainly due to higher technology services, taxes and duties, depreciation and amortization, leasehold, credit card operation, promotional and advertising expenses and contributions to IPAB, partially offset by decreases in personnel expenses, professional fees, and cash protection;

ii)	A Ps.802 million decrease in net gains on financial assets and liabilities, mainly due to a trading loss stemming from market volatility throughout the quarter;

iii)	A 57.9%, or Ps.416 million, increase in income taxes, that resulted in a 19.81% effective tax rate in the quarter, compared to 13.81% in 4Q17;

iv)	A 2.7%, or Ps.149 million, increase in provisions for loan losses, mostly as a result of increasing provisions for non-performing loans in the mortgage portfolio that are expected to be sold during 1Q19; and

v)	A 32.0%, or Ps.135 million, decrease in other operating income, mostly resulting from higher provisions for legal and tax contingencies, lower cancellation of liabilities and reserves and higher portfolio recovery legal expenses and costs, partly offset by lower write-offs and bankruptcies and higher recoveries of previously written-off loans.

12M18 vs 12M17

Net income growth of 11.0% for 12M18 is mainly due to:

i)	An 11.6%, or Ps.6,393 million, increase in net interest income, mainly reflecting solid loan growth and higher interest rates;

ii)	A 7.7%, or Ps.1,199 million, increase in net commissions and fees, mainly resulting from growth in debit and credit cards, collection services and insurance fees; and

iii)	A 3.5%, or Ps.753 million, decrease in provisions for loan losses.

These contributions to net income were partially offset by:

i)	A 13.1%, or Ps.4,079 million, increase in administrative and promotional expenses related to the implementation of the strategic initiatives, mainly due to higher personnel expenses, technology services, depreciation and amortization, taxes and duties, leasehold and contributions to IPAB;

ii)	A 33.0%, or Ps.981 million, decrease in net gains on financial assets and liabilities, mainly driven by market volatility;

iii)	A 26.3%, or Ps1,158 million, increase in income taxes, which resulted in a 22.10% effective tax rate in 12M18, compared to 19.95% in 12M17; and

Earnings Release | 4Q.2018

Banco Santander México

iv)	An 18.0%, or Ps.188 million, decrease in other operating income, mostly resulting from higher provisions for legal and tax contingencies, higher write-offs and bankruptcies and higher portfolio recovery legal expenses and costs; partly offset by lower losses from sale of loan portfolio and higher recoveries of previously written-off loans.

Gross operating income

Banco Santander México’s gross operating income for 4Q18 totaled Ps.20,245 million, representing an increase of 10.1% YoY and a QoQ decrease of 3.2%, reflecting strong core earnings growth, partially offset by market-related losses. Sequentially, gross operating income, was affected by a loss of Ps.188 in net gains on financial assets and liabilities in 4Q18, compared to Ps.843 million gained in 3Q18. Gross operating income for 12M18 amounted to Ps.80,232 million, increasing 9.0% from 12M17.

Gross operating income is broken down as follows:

Breakdown Gross Operating Income
(%)				Variation bps				Variation bps
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Net Interest Income	80.03	75.54	75.28	449	475	76.54	74.73	181
Net Commissions and Fees	20.89	20.43	21.38	46	(49)	20.98	21.23	(25)
Market related revenue	(0.92)	4.03	3.34	(495)	(426)	2.48	4.04	(156)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q18 decreased by 86 basis points to 15.18% from 16.04% reported in 4Q17 and by 156 basis points versus 16.74% in 3Q18. For the full year, ROAE stood at 16.19%, 40 basis points higher than 15.79% reported on 12M17 and despite the deterioration in the efficiency ratio due to our strategic initiatives and to a trading loss stemming from market volatility.

Earnings Release | 4Q.2018

Banco Santander México

Strategic initiatives and commercial actions

In December 2016, Banco Santander México announced a plan to invest more than Ps.15 billion between 2017 and 2019 with the aim of transforming our operations to become our customers’ primary bank and a leader in profitability and sustainable growth in México. Our investment plan will end in 2019, but our strategy will continue to be centered on attracting, retaining, and strengthening the loyalty of our customers, increasing the cross selling of financial products and services, promoting customer migration to our digital platforms, and expanding our value proposition with new financial products and services. Our progress in 2018 in executing the three major strategic pillars of our investment plan was as follows:

➢	Digitalization of products and processes, transformation of our distribution network and investment in infrastructure and cutting-edge technology.

▪	We continue to improve our technological platforms and infrastructure, which are supported by our digital factory “Spotlight”, the main function of which is digitalizing products and processes that benefit both our customers and collaborators. During 2018 we launched 100 functionalities for our customers (“go lives”), including fingerprint access to “Súper Móvil”, clarification of charges and requesting payments through this App (“Págame”), and online applications for expanding credit lines and making balance transfers from other banks at preferential rates.

▪	We developed digital tools for faster and safer openings of digital payroll accounts and for payment processes like Contactless, with the aim of reducing the wait times of our clients.

▪	We continued deploying our next generation ATMs throughout the country and with the constant enhancement of our CRM. At the end of December, we had 817 full-function ATMs in operation, surpassing our objective of 800 by year-end. For 2019, our goal is to have more than 1,000 of these ATMs in operation.

▪	We launched “Enlace Móvil”, a new electronic banking service designed for large companies and SMEs that is available through smartphones and soon via tablets, which allow decision-making users to have the freedom and mobility to do balance inquiries and transfers without the need for an internet connection in a computer or office, facilitating their daily operations and treasury management.

▪	We completed the upgraded our interactive voice response system (IVR) in our Contact Center, enabling us to attend to more than 80% of incoming calls through this system.

▪	We upgraded 314 branches - surpassing our goal of 300 for the year - to our new distribution model, which promotes the use of digital channels and self-service. The identification of 818 micro-markets in México has allowed us to adapt our branches according to each these markets’ specific needs, which boosts volume growth. We also transformed our distribution network model, whereby branch managers now are responsible for their branches’ own P&L and cost of risk.

▪	We launched new customer service models, like “Sucursal Ágil” and “Punto Multicanal” offices, that are focused on reducing wait times and promoting the use of digital channels, offering a more dynamic service and improved customer experiences.

▪	We re-launched “Súper Digital” - a fully digital account that addresses non-banked clients or digital natives who prefer not going to bank branches - with improvements in the opening process of this digital service. Since the launch of “Súper Digital” in October 2016, we have opened more than 158,000 of these accounts.

▪	We continue digitizing our customer base and keep building loyalty, which led to a 38% increase in digital customers and a 23% increase in loyal customers for 4Q18. It is worth noting that the number of mobile customers increased 61% during the last 12 months.

Earnings Release | 4Q.2018

Banco Santander México

➢	On the retail front, investment initiatives that are aimed at boosting customer acquisition and loyalty as well as cross-selling.

▪	We launched the marketing campaign “Libertad”, which promotes the use of the bank’s digital channels for our customer’s convenience. The campaign aims to boost customers’ affinity for and use of digital channels, which is resulting in a significant reduction of in-branch operations and freeing up time for our commercial team to pursue more productive and profitable activities.

▪	We introduced a new “Súper Net” (internet banking website) for our retail customers.

▪	We implemented “Transformación Digital de Nómina”, which will reduce service time and improve the customer experience during the onboarding process for new payroll accounts.

▪	We launched the Contactless payment system, which allows our customers to make payments through smart watches or smartphones, offering them clients a simpler, faster and secure experience.

▪	Our new “Seguro de Daños”, which covers the commercial value of a property, is still rated the best mortgage insurance product in the market.

▪	In order to continue attracting new customers and increasing the loyalty of our existing ones, the benefits for “Santander Plus” customers have been enhanced with services related to credit loans, insurance, and commercial alliances with retailers.

-	“Santander Plus” continues to perform well. Over 4.6 million customers have now enrolled in this program, of which 55% are new to our bank.

-	The “Santander-Aeroméxico” co-branded credit card has also been very successful, with more than 919,000 cardholders, of which 36% are new.

-	The “Select Me” Program promotes women’s empowerment, including solutions that facilitate their day-to-day and professional development. At the end of 4Q18, there were more than 5,400 active customers.

▪	We launched “Crédito Digital para PyMEs”, which reduces the approval time for SME loans from 48 hours to 60 minutes and is available through two different products, “Crédito Simple”, with a term of 12 to 36 months, and “Crédito Ágil” for a fixed term of 12 months.

▪	We continued consolidating leading positions in key market segments in México, such as SMEs and corporates, while aiming to become one of the top three players in corporate and investment banking.

➢	A value proposition that features other new products and services, allowing us to meet other needs our clients, such as auto financing, insurance and financial inclusion.

▪	Launch of “Súper Auto”, a car and motorcycle loan financing solution, which is supported by a digital origination platform that enhances the customer experience by reducing processing and approval times. This is the only digital platform in the market in which client quotes generated at the dealership automatically populate the loan submission file, instantly launching the loan approval process. For this solution, we are working together with 300 car distributors nationwide. By the end of 4Q18, we had a loan portfolio over Ps.750 million.

▪	We established alliances with Peugeot, Suzuki and KTM in Mexico for becoming their main financing partner in financing cars and motorcycles for their brands with personalized offers.

Earnings Release | 4Q.2018

Banco Santander México

▪	With regards to the financial inclusion program, “TUIIO”, at the end of December, the Bank had 39 branches in more than 10 states, with more than 19,000 customers, reaching for a loan portfolio in excess of Ps.70 million.

Customers
(Thousands)				% Variation
	Dec 18	Sep 18	Dec 17	QoQ	YoY
Loyal Customers[1]	2,518	2,362	2,048	6.6	22.9
Digital Customers[2]	2,879	2,533	2,091	13.7	37.7
Santander Plus	4,673	4,296	3,082	8.8	51.6
Santander - Aeroméxico	919	900	822	2.2	11.8
[1]	Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

[2]	Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

Earnings Release | 4Q.2018

Banco Santander México

ANALYSIS OF FOURTH QUARTER 2018 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

The evolution of the loan portfolio shows solid performance across all of Banco Santander México’s core businesses and with a continued strong focus on profitability.

Portfolio Breakdown
Million pesos				% Variation
	Dec-18	Sep-18	Dec-17	QoQ	YoY
Commercial	430,362	432,114	380,515	(0.4)	13.1
Middle-market	177,662	175,567	159,096	1.2	11.7
Corporates	95,536	97,031	83,831	(1.5)	14.0
SMEs	77,389	77,519	71,752	(0.2)	7.9
Government & Financial Entities	79,775	81,997	65,836	(2.7)	21.2

Individuals	252,486	248,006	237,356	1.8	6.4
Consumer	110,837	109,471	106,864	1.2	3.7
Credit Cards	56,227	54,997	54,372	2.2	3.4
Other Consumer	54,610	54,474	52,492	0.2	4.0
Mortgages	141,649	138,535	130,492	2.2	8.5
Total	682,848	680,120	617,871	0.4	10.5

The total loan portfolio rose 10.5%, or Ps.64,977 million YoY, to Ps.682,848 million in 4Q18. On a sequential basis, the total loan portfolio increased 0.4%, or Ps.2,728 million.

Within the credit card portfolio, at the end of 2017 certain external channels that targeted the open market were closed, in order to improve asset quality in this product category, resulting in slower growth. However, credit card use remained strong, up 15.0% YoY, and the Bank has been rebalancing the portfolio of cards towards a more profitable mix. In consumer loans, personal loans remained soft, as we focused on further strengthening its payroll franchise. In turn, payroll loans showed a solid performance, increasing 12.0% YoY, above the market’s growth rate. At the same time, corporate, middle-market and SME loans posted solid performance, increasing 14.0%, 11.7% and 7.9% YoY, respectively.

In 4Q18, loans to government and financial entities increased 21.2% YoY and represented 11.7% of the loan book. Corporate loans represented 14.0% of the loan book and rose 14.0%, or Ps.11,705 million YoY, as we selectively pursued corporate and government entities to acquire payroll accounts, among other objectives. Sequentially, corporate loans decreased 1.5%, while loans to government and financial entities declined by 2.7%.

Earnings Release | 4Q.2018

Banco Santander México

Mortgage loans continued accelerating slightly during the quarter, increasing 8.5% YoY and 2.2% sequentially, supported by the continued positive performance of “Hipoteca Plus”. However, mortgage loans were still affected by the run-off of acquired portfolios, which represented approximately 7.5% of the total mortgage portfolio at the end of the quarter. Excluding this effect, the mortgage portfolio would have increased 11.7% YoY, exceeding market growth.

As of 4Q18, middle-market and SME loans represented 37.4% of the total loan portfolio and grew more than loans to individuals.

Loan portfolio breakdown
Million pesos
	Dec-18%		Sep-18%		Dec-17%
Performing loans
Commercial	424,710	62.2	426,351	62.7	375,177	60.7

Individuals	242,051	35.4	237,801	35.0	227,022	36.7
Consumer	106,576	15.6	105,232	15.5	102,070	16.5
Credit cards	53,821	7.9	52,642	7.7	51,729	8.4
Other consumer	52,755	7.7	52,590	7.7	50,341	8.1
Mortgages	135,475	19.8	132,569	19.5	124,952	20.2
Total performing loans	666,761	97.6	664,152	97.7	602,199	97.5

Non-performing loans
Commercial	5,652	0.8	5,763	0.8	5,338	0.9

Individuals	10,435	1.5	10,205	1.5	10,334	1.7
Consumer	4,261	0.6	4,239	0.6	4,794	0.8
Credit cards	2,406	0.4	2,355	0.3	2,643	0.4
Other consumer	1,855	0.3	1,884	0.3	2,151	0.3
Mortgages	6,174	0.9	5,966	0.9	5,540	0.9
Total non-performing loans	16,087	2.4	15,968	2.3	15,672	2.5

Total loan portfolio
Commercial	430,362	63.0	432,114	63.5	380,515	61.6

Individuals	252,486	37.0	248,006	36.5	237,356	38.4
Consumer	110,837	16.2	109,471	16.1	106,864	17.3
Credit cards	56,227	8.2	54,997	8.1	54,372	8.8
Other consumer	54,610	8.0	54,474	8.0	52,492	8.5
Mortgages	141,649	20.7	138,535	20.4	130,492	21.1
Total loan portfolio	682,848	100.0	680,120	100.0	617,871	100.0

The commercial loan portfolio is comprised of loans to businesses and commercial entities, as well as loans to government entities and financial institutions, and represented 63.0% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 51.3% of the total loan portfolio.

As of 4Q18, commercial loans increased 13.1% YoY, driven by corporates, middle-market companies and SME loans, which growth 14.0%, 11.7%, and 7.9% YoY, respectively. The SME portfolio continues to reflect the strategy of targeting mid-to large-sized SMEs while maintaining a risk-return focus and conducting refinancing campaigns with clients that have good credit ratings. Loans to government and financial entities increased 21.2% YoY, a result of selectively pursuing opportunities to acquire payroll accounts, among other objectives.

The Individuals loan portfolio, comprised of mortgages, credit card and other consumer loans, represented 37.0% of the total loan portfolio and increased 6.4% YoY. Mortgage, credit card and consumer loans represented 20.7%, 8.2%, and 8.0% of the total loan portfolio, respectively.

Earnings Release | 4Q.2018

Banco Santander México

Consumer loans increased 4.0% YoY and 0.2% QoQ, reflecting strong performance in payroll loans, which increased 12.0% YoY as the Bank gained further traction in its efforts to attract new payroll accounts by leveraging its strong franchise in the corporate and middle-market segments along with its “Santander Plus” program. Growth in personal loans decreased 7.7% YoY and 2.2% sequentially. Regarding auto loans, we originated over Ps.500 million of these loans over the last twelve months, bringing this portfolio close to Ps.750 million.

Credit cards loans grew 3.4% YoY and 2.2% sequentially. The YoY growth was mainly driven by more frequent usage of Banco Santander México’s full suite of credit cards, while the sequential growth was supported by higher billing that resulted from the campaign “El buen fin”. However, this is not fully reflected in loan growth, as a large number of customers continued to pay their balances in full during the quarter. In addition and as noted above, at the end of 2017, the Bank closed certain external channels in order to improve asset quality. The “Santander-Aeroméxico” co-branded card continues to perform well, contributing to volume growth.

Finally, growth mortgage loans continued its acceleration, increasing 8.5% YoY and 2.2% sequentially, but were still affected by the run-off of acquired portfolios, which represented approximately 7.5% of the total mortgage portfolio. Excluding this effect, the mortgage portfolio would have increased 11.7% YoY. During the quarter, “Hipoteca Plus” continued to drive our mortgage business, representing more than 50% of origination volume.

Total Deposits

Total deposits at the end of 4Q18 were Ps.693,812 million, representing an increase of 7.1% YoY and 2.0% sequentially. Demand deposits reached Ps.456,546 million, growing 5.1% YoY and 2.0% sequentially. Individual demand deposits rose 9.0% YoY, allowing the Bank to improve the deposit mix. Term deposits remained solid and reached Ps.237,266 million, up 11.1% YoY and 2.1% QoQ. Individual term deposits grew 21.4% YoY and 4.8% QoQ, benefiting from a higher interest rate environment.

We continued offering innovative products and a customer-centric approach for individuals and SMEs, driving deposit growth of 13.1% and 10.0% YoY, respectively, in these market segments. This growth demonstrates that our strategy to attract and retain retail clients, which includes acquiring more payroll accounts, is gaining additional traction.

Earnings Release | 4Q.2018

Banco Santander México

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Interest on funds available	837	801	858	4.5	(2.4)	3,162	2,854	10.8
Interest on margin accounts	281	211	254	33.2	10.6	1,008	1,113	(9.4)
Interest and yield on securities	5,881	5,218	4,731	12.7	24.3	20,285	18,322	10.7
Interest and yield on loan portfolio – excluding credit cards	18,037	17,408	15,395	3.6	17.2	67,407	58,179	15.9
Interest and yield on loan portfolio related to credit card transactions	3,610	3,472	3,209	4.0	12.5	13,762	12,508	10.0
Commissions collected on loan originations	138	137	179	0.7	(22.9)	575	883	(34.9)
Interest and premium on sale and repurchase agreements and securities loans	1,705	1,581	789	7.8	116.1	6,623	3,374	96.3
Interest income	30,489	28,828	25,415	5.8	20.0	112,822	97,233	16.0

Daily average interest earnings assets	1,190,536	1,116,683	1,040,201	6.6	14.5	1,122,242	1,016,140	10.4

Interest from customer deposits – demand deposits	(2,657)	(2,715)	(2,544)	(2.1)	4.4	(10,330)	(8,889)	16.2
Interest from customer deposits – time deposits	(4,245)	(3,951)	(3,023)	7.4	40.4	(15,258)	(10,394)	46.8
Interest from credit instruments issued	(680)	(671)	(702)	1.3	(3.1)	(2,720)	(2,727)	(0.3)
Interest on bank and other loans	(1,216)	(1,187)	(977)	2.4	24.5	(4,249)	(3,467)	22.6
Interest on subordinated capital notes	(451)	(442)	(444)	2.0	1.6	(1,757)	(1,776)	(1.1)
Interest and premium on sale and repurchase agreements and securities loans	(5,037)	(4,067)	(3,878)	23.9	29.9	(17,100)	(14,965)	14.3
Interest expense	(14,286)	(13,033)	(11,568)	9.6	23.5	(51,414)	(42,218)	21.8

Daily average interest-bearing liabilities	1,055,163	993,960	952,067	6.2	10.8	994,475	931,677	6.7

Net interest income	16,203	15,795	13,847	2.6	17.0	61,408	55,015	11.6

Net interest income in 4Q18 totaled Ps.16,203 million, increasing 17.0% YoY, or Ps.2,356 million, and 2.6%, or Ps.408 million, sequentially.

The 17.0% YoY increase in net interest income resulted from a combination of:

i)	A 20.0%, or Ps.5,074 million, increase in interest income, to Ps.30,489 million, resulting from a 14.5%, or Ps.150.335 million, increase in average interest-earning assets and a 46 basis points increase in the average interest rate earned; and

ii)	A 23.5%, or Ps.2,718 million, increase in interest expense, to Ps.14,286 million, resulting from a 10.8%, or Ps.103,096 million, increase in interest-bearing liabilities and a 54 basis points increase in the average interest rate paid.

Earnings Release | 4Q.2018

Banco Santander México

Results for the quarter continued to show the benefits of a higher interest rate environment along with the Bank’s emphasis on higher margin loans.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 4Q18, stood at 5.44%, compared to 5.32% in 4Q17 and 5.66% in 3Q18. The YoY increase in NIM mainly reflects a higher interest rate environment and our emphasis on higher margin loans, partially offset by increased interest rates paid on term deposits and repurchase agreements. On a cumulative basis, NIM for 12M18 reached 5.47% an increase of 6 basis points.

Interest Income

Total average interest earning assets in 4Q18 amounted to Ps.1,190,536 million, increasing 14.5%, or Ps.150,335 million, YoY, mainly driven average growth of 10.9%, or Ps.66,417 million, in loan portfolio, 129.2%, or Ps.56,904 million, in repurchase agreements and 7.4%, or Ps.21,089 million, in investment in securities. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q17	1Q18	2Q18	3Q18	4Q18
Loans	58.9	58.9	56.7	58.9	57.0
Securities	27.2	24.1	25.1	25.0	25.6
Funds Available	6.8	6.0	7.5	7.0	6.2
Rep. Agreements	4.2	7.8	8.4	7.0	8.5
Margin accounts	2.9	3.2	2.3	2.1	2.8
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan origination, which in 4Q18 generated Ps.21,785 million and accounted for 71.5% of total interest income. The remaining interest income of Ps.8,704 million is broken down as follows: 19.3% from investment in securities portfolio, 5.6% from repurchase agreements, 2.7% from funds available, and 0.9% from margin accounts.

Interest income for 4Q18 increased by 20.0%, or Ps.5,074 million YoY, to Ps.30,489 million, mainly reflecting higher interest income from the total loan portfolio, investment in securities, repurchase agreements and margin accounts, which increased 16.4%, or Ps.3,043 million, 24.3%, or Ps.1,150 million, 116.1%, or Ps.916 million, and 10.6%, or Ps.27 million, respectively.

Earnings Release | 4Q.2018

Banco Santander México

The average interest yield on interest-earning assets in 4Q18 stood at 10.02%, increasing 46 basis points from 9.56% in 4Q17, mainly reflecting a higher interest rate environment, along with a focus on high-margin segments. Sequentially, average interest yield on interest-earning assets, decreased 8 basis points from 10.10% in 3Q18.

Meanwhile, the average interest rate on the total loan portfolio stood at 12.49%, increasing 59 basis points YoY, supported by volume growth in high-margin portfolios. The average interest rate on the credit card loan portfolio stood at 25.26%, increasing 178 basis points YoY, following the implementation of a strategy to raise interest rates and rebalance the portfolio toward a more profitable product mix through a customer profiling program launched at the beginning of the year that allows customers to find their ideal credit card. Finally, the average interest rate on investment in the securities portfolio stood at 7.56%, increasing 103 basis points.

Interest income
Million pesos	4Q18			4Q17			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance (%)	Interest (%)	Yield (bps)
Funds available	73,904	837	4.43	70,774	858	4.74	4.4	(2.4)	(31)
Margin accounts	33,121	281	3.32	30,326	254	3.28	9.2	10.6	4
Investment in securities	304,468	5,881	7.56	283,379	4,731	6.53	7.4	24.3	103
Loan portfolio	678,084	21,647	12.49	611,667	18,604	11.90	10.9	16.4	59
Commissions collected on loan originations	0	138	n.a.	0	179	n.a.	n.a.	(22.9)	n.a.
Sale and repurchase agreements and securities loans	100,959	1,705	6.61	44,055	789	7.01	129.2	116.1	(40)
Interest income	1,190,536	30,489	10.02	1,040,201	25,415	9.56	14.5	20.0	46

Earnings Release | 4Q.2018

Banco Santander México

As previously explained, the main contributor to interest income growth was the 16.4%, or Ps.3,043 million, increase in interest income from the total loan portfolio. This increase resulted from a 10.9%, or Ps.66,417 million, rise in average loan portfolio volume, and a 59 basis points increase in the average interest rate. Higher interest income from the loan portfolio resulted from the following YoY increases by product:

▪	Commercial 13.8%, or Ps.52,165 million, with a 10.06% interest yield that increased 75 bps.

▪	Mortgages 8.1%, or Ps.10,410 million, with a 9.95% interest yield that decreased 28 bps.

▪	Consumer 3.8%, or Ps.1,976 million, with a 25.08% interest yield that increased 80 bps.

▪	Credit Cards 3.5%, or Ps.1,866 million, with a 25.26% interest yield that increased 178 bps.

Interest income from investment in securities, the second largest contributor, grew 24.3%, or Ps.1,150 million, which resulted from increases of 7.4%, or Ps.21,089 million, in average volume, together with a 103 basis points increase in the average interest rate. Interest income from repurchase agreements, grew 116.1%, or Ps.916 million, which resulted from increases of 129.2%, or Ps.56,904 million, in the average volume, together with a 40 basis points decrease in the average interest yield.

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,055,163 million, increasing 10.8%, or Ps.103,096 million, YoY, driven by increases of 19.9%, or Ps.45,747 million, in term deposits, 16.9%, or Ps.36,407 million, in repurchase agreements, and 4.1%, or Ps.15,565 million, in demand deposits.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q17	1Q18	2Q18	3Q18	4Q18
Demand deposits	39.9	39.8	38.5	39.2	37.5
Sale and repurchase agreements and securities loans	22.6	21.3	22.8	20.8	23.8
Time deposits	24.1	26.3	26.0	26.6	26.1
Bank and other loans	6.1	5.2	5.3	6.1	5.5
Credit instruments issued	4.7	4.9	4.9	4.8	4.5
Subordinated capital notes	2.6	2.6	2.5	2.5	2.6
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q18 amounted to Ps.6,902 million and Ps.5,037 million, respectively, and accounted for 48.3% and 35.3% of interest expense. The remaining interest expense of Ps.2,347 million was paid as follows: 8.5% on bank and other loans, 4.8% on credit instruments issued, and 3.2% on subordinated debentures.

Interest expense for 4Q18 increased 23.5%, or Ps.2,718 million, to Ps.14,286 million, mainly driven by higher interest expense on term deposits, repurchase agreements and demand deposits.

The average interest rate on interest-bearing liabilities increased 55 basis points to 5.30% in 4Q18, mainly reflecting increases in the benchmark interest rate, which directly affected the main sources of funding.

For 4Q18, the average interest rate on the main sources of funding increased as follows:

▪	163 basis points in bank and other loans, at an average interest rate paid of 8.16%;

▪	88 basis points in term deposits, at an average interest rate paid of 6.04%; and

▪	78 basis points in repurchase agreements, at an average interest rate paid of 7.83%.

Earnings Release | 4Q.2018

Banco Santander México

Cost of Funds

(%)

Time deposits
5.16
5.46
5.67
5.85
6.04
Total
4.75
4.88
5.04
5.13
5.30
Demand deposits
2.62
2.57
2.65
2.73
2.63
4Q17
1Q18
2Q18
3Q18
4Q18

Interest expense
Million pesos	4Q18			4Q17			Var YoY
	Average Balance	Interest	Rate (%)	Average Balance	Interest	Rate (%)	Average Balance (%)	Interest (%)	Rate (bps)
Demand deposits	395,319	2,657	2.63	379,754	2,544	2.62	4.1	4.4	1
Time deposits	275,162	4,245	6.04	229,415	3,023	5.16	19.9	40.4	88
Credit instruments issued	47,395	680	5.61	44,483	702	6.18	6.5	(3.1)	(56)
Bank and other loans	58,307	1,216	8.16	58,497	977	6.54	(0.3)	24.5	163
Subordinated capital notes	27,328	451	6.46	24,673	444	7.04	10.8	1.6	(58)
Sale and repurchase agreements and securities loans	251,652	5,037	7.83	215,245	3,878	7.05	16.9	29.9	78
Interest expense	1,055,163	14,286	5.30	952,067	11,568	4.75	10.8	23.5	55

Increases in retail deposits continue to reflect our focus on offering innovative products and a customer-centric approach for individuals and SMEs. The average balance of demand deposits expanded 4.1%, while the high interest rate environment continued to fuel demand for low-risk term instruments, contributing to a 19.9% rise in the average balance of term deposits. This volume growth, together with higher interest rates, resulted in increases of 40.4% and 4.4% in interest paid on term and demand deposits, respectively.

Finally, the 29.9%, or Ps.1,159 million, increase in interest expenses on repurchase agreements resulted from the combined effect of a 16.9%, or Ps.36,407 million, increase in the average balance, and a 78 basis points increase in the average interest rate paid.

Earnings Release | 4Q.2018

Banco Santander México

Provisions for loan losses & asset quality

During 4Q18, provisions for loan losses amounted to Ps.5,580 million, which represented increases of 2.7%, or Ps.149 million YoY and 2.1%, or Ps.117 million, on a sequential basis.

The year-on-year increase in loan losses reserves was mainly due to provisions for non-performing loans in the mortgage portfolio (run-off and floating-rate loans) which are expected to be sold in 1Q19 and which was partly offset by the better performance of the consumer and corporate portfolios, despite the shift to higher margin segments. In addition, within the credit card portfolio, certain external channels that targeted the open market were closed, in order to improve the Bank’s asset quality. Asset quality within the commercial loan portfolio also improved, benefiting from the clean-up of legacy positions last year, including homebuilders and other corporate loans. We continue to monitor our loan book closely.

The sequential increase in loan loss reserves is mainly attributed to the increase in loan loss provisions for mortgage loans, partially offset by lower provisions for commercial loans and benefiting from additional provisions that we made in 3Q18, when we provisioned 100% of the expected loss for a specific project finance corporate loan.

Loan Loss Reserves[1]

(million pesos)

+2.7%
5,431
4,946
4,667
5,463
5,580
+2.1%
3.59%
3.17%
2.94%
3.37%
3.43%
4Q17
1Q18
2Q18
3Q18
4Q18
-3.5%
21,409
20,656
3.54%
3.18%
12M17
12M18
Cost of Risk[1]

[1] Quarterly = Annualized quarterly loan loss reserves as a percentage of average loans (4Q17,4Q18).
Year to date = Annualized cumulative loan loss reserves as a percentage of average loans (4Q17,4Q18).

Loan Loss Reserves
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Commercial	1,560	1,872	1,791	(16.7)	(12.9)	6,544	6,749	(3.0)
Consumer	3,280	3,252	3,362	0.9	(2.5)	12,534	13,731	(8.7)
Mortgages	740	339	277	118.3	166.9	1,578	929	69.9
Total	5,580	5,463	5,431	2.1	2.7	20,656	21,409	(3.5)

Cost of Risk (%)
				Variation (bps)				Variation (bps)
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Commercial	1.54	1.84	1.93	(30)	(39)	1.61	1.82	(21)
Consumer	12.05	12.03	13.00	2	(95)	11.51	13.27	(176)
Mortgages	2.18	1.01	0.86	117	132	1.16	0.72	44
Total	3.43	3.37	3.59	6	(16)	3.18	3.54	(36)

Earnings Release | 4Q.2018

Banco Santander México

Non-performing loans at the end of December 2018 increased YoY by 2.6%, or Ps.415 million, to Ps.16,087 million, and 0.7%, or Ps.119 million, on a sequential basis. The YoY increase led to a slight sequential increase in the NPL ratio to 2.36% in December 2018, decreasing 18 basis points from 2.54% in December 2017, and increasing 1 basis point compared to the 2.35% ratio reported in September 2018.

The YoY increase in non-performing loans was mainly due to an increase of 11.4%, or Ps.634 million, in mortgage loans, which remain impacted by the deterioration of Banco Santander México’s floating rate mortgage loan product and due to legacy positions of acquired portfolios, including Infonavit, together with a 5.9% increase, or Ps.314 million, in commercial loans. These increases were partly offset by a 11.1% decrease, or Ps.533 million, in consumer loans (including credit cards), mainly due to the aforementioned closing of some external channels for credit card placements and prudent risk management across all segments.

On a sequential basis, Banco Santander México reported a 0.7% increase, or Ps.119 million, in non-performing loans, which resulted from increases in the non-performing loan portfolio of mortgages and consumer (including credit cards) loans of Ps.208 million and Ps.22 million, respectively. The increases were partly offset by a decrease of Ps.111 million in non-performing commercial loans.

Consumer loans NPLs (including credit card) decreased 65 basis points YoY, particularly payroll loans, which decreased 202 basis points YoY. At the same time, commercial loan NPLs decreased 9 and 2 basis points YoY and sequentially, respectively. NPLs for the mortgage loan portfolio increased 11 basis points YoY and 5 basis points sequentially.

The breakdown of the non-performing loan portfolio is as follows: mortgage loans 38.4%, commercial loans 35.1%, and consumer loans (including credit cards) 26.5%.

Non-Performing loan ratio (%)
				Variation (bps)
	Dec-18	Sep-18	Dec-17	QoQ	YoY
Commercial	1.31	1.33	1.40	(2)	(9)

Individuals
Consumer	3.84	3.87	4.49	(3)	(65)
Credit Card	4.28	4.28	4.86	0	(58)
Other consumer	3.40	3.46	4.10	(6)	(70)
Mortgages	4.36	4.31	4.25	5	11
Total	2.36	2.35	2.54	1	(18)

The above-mentioned variations of non-performing loans led to an NPL ratio of 2.36% in December 2018, decreasing 18 basis points from 2.54% in December 2017, and increasing 1 basis point compared to the 2.35% ratio reported in September 2018.

The current NPL ratio continues to reflect loan portfolio growth combined with Banco Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

Finally, the coverage ratio as of December 2018 stood at 131.16%, an increase from 127.94% in December 2017 and 127.60% in September 2018.

Earnings Release | 4Q.2018

Banco Santander México

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Commission and fee income
Debit and credit card	2,266	1,979	1,891	14.5	19.8	8,186	6,975	17.4
Account management	308	307	286	0.3	7.7	1,215	1,046	16.2
Collection services	680	727	618	(6.5)	10.0	2,832	2,568	10.3
Investment funds	395	397	372	(0.5)	6.2	1,569	1,457	7.7
Insurance	1,098	1,152	1,046	(4.7)	5.0	4,573	4,341	5.3
Purchase-sale of securities and money market transactions	141	122	164	15.6	(14.0)	515	664	(22.4)
Checks trading	60	58	63	3.4	(4.8)	242	252	(4.0)
Foreign trade	318	308	302	3.2	5.3	1,255	1,111	13.0
Financial advisory services	214	281	240	(23.8)	(10.8)	1,206	1,341	(10.1)
Other	405	328	416	23.5	(2.6)	1,490	1,264	17.9
Total	5,885	5,659	5,398	4.0	9.0	23,083	21,019	9.8

Commission and fee expense
Debit and credit card	(968)	(793)	(863)	22.1	12.2	(3,679)	(3,250)	13.2
Investment funds	0	0	(1)	0.0	100.0	(1)	(2)	(50.0)
Insurance	(17)	(29)	(33)	(41.4)	(48.5)	(105)	(113)	(7.1)
Purchase-sale of securities and money market transactions	(79)	(57)	(58)	38.6	36.2	(210)	(201)	4.5
Checks trading	(5)	(7)	(7)	(28.6)	(28.6)	(26)	(25)	4.0
Foreign trade	0	0	0	0.0	0.0	0	(13)	100.0
Financial advisory services	(2)	(1)	(2)	100.0	0.0	(5)	(5)	0.0
Other	(584)	(501)	(501)	16.6	16.6	(2,225)	(1,777)	25.2
Total	(1,655)	(1,388)	(1,465)	19.2	13.0	(6,251)	(5,386)	16.1

Earnings Release | 4Q.2018

Banco Santander México

Commission and fee income,net
Debit and credit card	1,298	1,186	1,028	9.4	26.3	4,507	3,725	21.0
Account management	308	307	286	0.3	7.7	1,215	1,046	16.2
Collection services	680	727	618	(6.5)	10.0	2,832	2,568	10.3
Investment funds	395	397	371	(0.5)	6.5	1,568	1,455	7.8
Insurance	1,081	1,123	1,013	(3.7)	6.7	4,468	4,228	5.7
Purchase-sale of securities and money market transactions	62	65	106	(4.6)	(41.5)	305	463	(34.1)
Checks trading	55	51	56	7.8	(1.8)	216	227	(4.8)
Foreign trade	318	308	302	3.2	5.3	1,255	1,098	14.3
Financial advisory services	212	280	238	(24.3)	(10.9)	1,201	1,336	(10.1)
Other	(179)	(173)	(85)	3.5	110.6	(735)	(513)	43.3

Total	4,230	4,271	3,933	(1.0)	7.6	16,832	15,633	7.7

In 4Q18, net commission and fee income totaled Ps.4,230 million, increasing 7.6% YoY, or Ps.297 million, and decreasing 1.0%, or Ps.41 million, QoQ.

The main contributors to net commissions and fees were credit and debit card fees, which accounted for 30.7% of the total, followed by insurance fees and collection services fees, which accounted for 25.6% and 16.1% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	4Q18	3Q18	4Q17	12M18	12M17
Debit and credit card	30.7	27.8	26.1	26.8	23.8
Account management	7.3	7.2	7.3	7.2	6.7
Collection services	16.1	17.0	15.7	16.8	16.4
Investment funds	9.3	9.3	9.4	9.3	9.3
Insurance	25.6	26.3	25.8	26.5	27.0
Purchase-sale of securities and money market transactions	1.5	1.5	2.7	1.8	3.0
Checks and others	1.3	1.2	1.4	1.3	1.5
Foreign trade	7.5	7.2	7.7	7.5	7.0
Financial advisory services	5.0	6.6	6.1	7.1	8.5
Others	(4.3)	(4.1)	(2.2)	(4.3)	(3.2)

Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees rose 7.6% YoY in 4Q18, mostly as a result of the following increases:

i)	26.3%, or Ps.270 million, in debit and credit card fees. Fee income was up 19.8%, supported by strong credit card usage;

ii)	6.7%, or Ps.68 million, in insurance fees, reflecting higher sales of credit-related insurance;

iii)	10.0%, or Ps.62 million, in collection and payments and a 7.7%, or Ps.22 million, increase in account management, mainly as a result of the Bank continued focus on being an integral part of its customers’ liquidity management efforts, which led to increased transaction activity;

iv)	6.5%, or Ps.24 million, in investment funds, due to higher interest rates; and

v)	5.3%, or Ps.16 million, in foreign trade fees, mainly driven by higher volume in the retail segment.

Earnings Release | 4Q.2018

Banco Santander México

These positive contributions to net commissions and fees were partly offset by the following decreases:

i)	41.5%, or Ps.44 million, in purchase-sales of securities and money market transactions, mainly a result of a decrease in corporate activity; and

ii)	10.9%, or Ps.26 million, in financial advisory services, due to soft deal flow in the market during the quarter.

On a cumulative basis, net commissions and fees amounted Ps.16,832 million in 12M18, reflecting a YoY increase of 7.7%, or Ps.1,199 million, despite lower investment banking fees resulting from soft deal flow in the market.

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Valuation
Foreign exchange	189	(246)	(4,852)	176.8	103.9	518	(219)	336.5
Derivatives	(2,411)	1,753	(1,773)	(237.5)	36.0	5,444	1,066	410.7
Equity securities	(230)	(278)	(42)	(17.3)	447.6	98	(81)	221.0
Debt instruments	974	(145)	694	771.7	40.3	(374)	555	(167.4)
Valuation result	(1,478)	1,084	(5,973)	(236.3)	(75.3)	5,686	1,321	330.4

Purchase / sale of securities
Foreign exchange	336	388	5,148	(13.4)	(93.5)	783	247	217.0
Derivatives	2,459	(1,197)	1,265	305.4	94.4	(3,887)	368	(1,156.3)
Equity securities	(16)	355	51	(104.5)	(131.4)	856	93	820.4
Debt instruments	(1,489)	213	123	(799.1)	(1,310.6)	(1,446)	944	(253.2)
Purchase -sale result	1,290	(241)	6,587	635.3	(80.4)	(3,694)	1,652	(323.6)

Total	(188)	843	614	(122.3)	(130.6)	1,992	2,973	(33.0)

In 4Q18, Banco Santander México reported a Ps.188 million net loss from financial assets and liabilities, which compares with gains of Ps.614 million in 4Q17 and Ps.843 million in 3Q18.

The Ps.188 million net loss from financial assets and liabilities in the quarter is mostly a result of:

i)    A Ps.1,478 million valuation loss, which resulted from losses of Ps.2,411 million and Ps.230 million in derivative instruments and equity securities, respectively. These losses were partly offset by gains of Ps.974 million and Ps.189 million in debt instruments and foreign exchange, respectively; and

ii)   A Ps.1,290 million purchase-sale gain, related to gains of Ps.2,459 million and Ps.336 million in derivative instruments and foreign exchange instruments, respectively. These gains were partly offset by a loss of Ps.1,489 million in debt instruments.

Earnings Release | 4Q.2018

Banco Santander México

Other operating income

Other operating income
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17

Recovery of previously written-off loans	719	674	672	6.7	7.0	2,900	2,663	8.9
Cancellation of liabilities and reserves	35	109	165	(67.9)	(78.8)	378	406	(6.9)
Interest on personnel loans	74	71	68	4.2	8.8	286	259	10.4
Allowance for losses on foreclosed assets	(23)	(28)	(14)	(17.9)	64.3	(98)	(82)	19.5
Profit from sale of foreclosed assets	27	27	20	0.0	35.0	97	114	(14.9)
Technical advisory and technology services	14	10	9	40.0	55.6	80	32	150.0
Portfolio recovery legal expenses and costs	(352)	(350)	(313)	0.6	12.5	(1,413)	(1,223)	15.5
Write-offs and bankruptcies	(199)	(335)	(356)	(40.6)	(44.1)	(1,109)	(835)	32.8
Income from sale of loan portfolio	(1)	0	0	100.0	100.0	(20)	(635)	(96.9)
Provision for legal and tax contingencies	(102)	(93)	61	9.7	(267.2)	(520)	(33)	1,475.8
Others	95	49	110	93.9	(13.6)	276	379	(27.2)

Total	287	134	422	114.2	(32.0)	857	1,045	(18.0)

Other income in 4Q18 totaled Ps.287 million, down from Ps.422 million in 4Q17 and up from Ps.134 million reported in 3Q18.

The 32.0%, or Ps.135 million, YoY decrease in other income in 4Q18 was mainly driven by higher provisions for legal and tax contingencies of Ps.163 million and lower cancellation of liabilities and reserves of Ps.130 million. The decrease was partly offset by lower write-offs and bankruptcies of Ps.157 million.

On a sequential basis, the 114.2%, or Ps.153 million, increase in other income, was mainly driven by lower write-offs and bankruptcies of Ps.136 million and by higher recoveries of previously written-off loans of Ps.45 million.

Earnings Release | 4Q.2018

Banco Santander México

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to IPAB, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	4Q18	3Q18	4Q17	QoQ	YoY	12M18	12M17	18/17
Salaries and employee benefits	3,156	4,096	3,969	(22.9)	(20.5)	14,758	13,926	6.0
Credit card operation	101	80	24	26.3	320.8	333	286	16.4
Professional fees	129	414	393	(68.8)	(67.2)	1,022	967	5.7
Leasehold	554	536	458	3.4	21.0	2,260	1,963	15.1
Promotional and advertising expenses	235	141	162	66.7	45.1	842	908	(7.3)
Taxes and duties	609	365	422	66.8	44.3	1,872	1,499	24.9
Technology services (IT)	1,351	780	527	73.2	156.4	3,561	2,730	30.4
Depreciation and amortization	830	708	683	17.2	21.5	2,971	2,533	17.3
Contributions to IPAB	818	796	747	2.8	9.5	3,134	2,894	8.3
Cash protection	151	256	244	(41.0)	(38.1)	979	894	9.5
Others	1,294	831	557	55.7	132.3	3,562	2,615	36.2

Total	9,228	9,003	8,186	2.5	12.7	35,294	31,215	13.1

Banco Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q18	3Q18	4Q17	12M18	12M17
Salaries and employee benefits	34.2	45.5	48.5	41.8	44.6
Credit card operation	1.1	0.9	0.3	0.9	0.9
Professional fees	1.4	4.6	4.8	2.9	3.1
Leasehold	6.0	6.0	5.6	6.4	6.3
Promotional and advertising expenses	2.5	1.6	2.0	2.4	2.9
Taxes and duties	6.6	4.1	5.2	5.3	4.8
Technology services (IT)	14.6	8.7	6.4	10.1	8.7
Depreciation and amortization	9.0	7.9	8.3	8.4	8.1
Contributions to IPAB	8.9	8.8	9.1	8.9	9.3
Cash protection	1.6	2.8	3.0	2.8	2.9
Others	14.1	9.1	6.8	10.1	8.4

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 4Q18 totaled Ps.9,228 million, compared to Ps.8,186 million in 4Q17 and Ps.9,003 million in 3Q18, increasing 12.7% YoY and 2.5% QoQ, respectively. These increases reflect the execution of the investment plan for the Bank’s operational and digital transformation.

Earnings Release | 4Q.2018

Banco Santander México

The 12.7% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	Ps.824 million, in technology services;

ii)	44.3%, or Ps.187 million, in taxes and duties;

iii)	21.5%, or Ps.147 million, in depreciation and amortization;

iv)	21.0%, or Ps.96 million, in leasehold;

v)	45.1%, or Ps.73 million, in promotional and advertising expenses; and

vi)	9.5%, or Ps.71 million, in contributions to IPAB.

These increases were partly offset by the following decreases:

i)	20.5%, or Ps.813 million, in salaries and employee benefits. This decrease was mainly due to lower provisions for bonuses;

ii)	67.2%, or Ps.264 million, in professional fees; and

iii)	38.1%, or Ps.93 million, in cash protection.

The efficiency ratio for the quarter rose 143 basis points YoY and 216 basis points QoQ, reaching 44.94%, impacted by the execution of the Bank’s investment plan and a trading loss stemming from market volatility.

The recurrence ratio for 4Q18 was 50.37%, down from 52.42% in 4Q17 and 112 basis points lower than the 51.49% reported in 3Q18.

On a cumulative basis, administrative and promotional expenses amounted to Ps.35,294 million, reflecting an increase of 13.1%, or Ps.4,079 million.

Earnings Release | 4Q.2018

Banco Santander México

Profit before taxes

Profit before taxes in 4Q18 was Ps.5,724 million, reflecting an increase of 10.1% YoY and a decrease of 13.0% QoQ.

On a cumulative basis, profit before taxes for 12M18 amounted Ps.25,139 million, reflecting a YoY increase of 14.1%, or Ps.3,097 million.

Income taxes

In 4Q18, Banco Santander México reported a taxes of Ps.1,134 million compared to taxes of Ps.718 million in 4Q17 and Ps.1,481 million in 3Q18. The effective tax rate for the quarter was 19.81%, compared to 13.81% reported in 4Q17 and 22.52% in 3Q18.

On a cumulative basis, the effective tax rate for 12M18 stood at 22.10%, 215 basis points higher than the 19.95% for 12M17.

Earnings Release | 4Q.2018

Banco Santander México

Capitalization and liquidity

Capitalization
Million pesos	Dec-18	Sep-18	Dec-17
CET1	84,226	85,318	79,455
Tier 1	94,035	94,661	89,267
Tier 2	27,419	24,448	26,054
Total Capital	121,454	119,109	115,321

Risk-weighted assets
Credit risk	533,627	559,555	553,911
Credit, market and operational risk	762,644	743,422	733,346

Credit risk ratios:
CET1 (%)	15.78	15.25	14.34
Tier 1 (%)	17.62	16.92	16.12
Tier 2 (%)	5.14	4.37	4.70
Capitalization ratio (%)	22.76	21.29	20.82

Total capital ratios:
CET1 (%)	11.04	11.48	10.83
Tier 1 (%)	12.33	12.73	12.17
Tier 2 (%)	3.60	3.29	3.56
Capitalization ratio (%)	15.93	16.02	15.73

Banco Santander México’s capital ratio at the end of 4Q18 was 15.93%, compared to 15.73% and 16.02% at the end of 4Q17 and 3Q18, respectively. The 15.93% capital ratio was comprised of 11.04% of fundamental capital (CET1), 1.29% additional capital (AT1) and 3.60% complementary capital (Tier 2).

As of November 2018, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and remains in this category per the preliminary results dated December 31, 2018, which is the most recent available analysis.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q18 was 143.31%, compared to 176.14% in 4Q17 and 141.45% in 3Q18 (Please refer to note 24 of this report for more information).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14th, 2016, the leverage ratio was 7.03% for December 2018, 7.10% for September 2018, 6.89% for June 2018, 7.37% for March 2018 and 7.03% for December 2017.

This ratio is defined by regulators and results from dividing the core capital (according to Article 2 Bis 6 (CUB)) divided by adjusted assets (according to Article 1, II (CUB)).

Earnings Release | 4Q.2018

Banco Santander México

RELEVANT EVENTS, TRANSACTIONS AND ACTIVITIES

Relevant Events

Ordinary and Special Shareholders’ Meetings

On December 31st, 2018, Banco Santander México reported that on that date, it’s Ordinary and Special Shareholders Meetings were held and adopted the following resolutions, among others:

•	The approval of the members of the Board of Directors being integrated as follows:

Series “F” Non Independent Directors
Marcos Alejandro Martínez Gavica	Chairman
Héctor Blas Grisi Checa	Director
Rodrigo Echenique Gordillo	Director
Francisco Javier García-Carranza Benjumea	Director
Rodrigo Brand de Lara	Alternate Director
Ángel Rivera Congosto	Alternate Director
Didier Mena Campos	Alternate Director
Series “F” Independent Directors
Guillermo Güemez García	Director
Guillermo Jorge Quiroz Abed	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Eduardo Carredano Fernández	Alternate Director
Gina Lorenza Diez Barroso Azcárraga	Alternate Director
Series “B” Independent Directors
Antonio Purón Mier y Terán	Director
Fernando Benjamín Ruíz Sahagún	Director
Alberto Torrado Martínez	Director
Joaquín Vargas Guajardo	Director
Jesús Federico Reyes Heroles González Garza	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director
María de Lourdes Melgar Palacios	Alternate Director

•	The payment of a cash dividend in the amount of Ps.4,949 million paid on December 28th, 2018; such payments were made in proportion to the number of shares that each shareholder held.

Change of corporate name

On October 10, 2018, a modification in the Bank’s corporate name was duly approved such that, from that date, the Bank will be called Banco Santander México, S, A., Institución de Banca Múltiple, Grupo Financiero Santander México. The name modification consisted of eliminating the parentheses around the word México.

Settlement of Tier 2 Notes due 2028 in the amount of U.S.$1.3 billion

On October 1, 2018 Banco Santander México announced the settlement of its 5.950% Tier 2 subordinated preferred capital notes due 2028 (the "Notes") for a total of U.S.$1.3 billion. Banco Santander, S.A. (Spain), the parent company of Banco Santander México, purchased U.S.$975 million, or 75%, of these Notes.

The Notes were offered in the United States of America through a private placement to qualified institutional buyers, in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and outside the United States America, in accordance with Regulation S under the Securities Act.

Earnings Release | 4Q.2018

Banco Santander México

Relevant Activities

New Transactional Electronic Banking platform for companies

On October 9, 2018, Banco Santander México announced the launch of its new Transactional Electronic Banking platform for companies. This platform offers enhanced security and simpler and optimized processes to improve customer experience in the SME, Middle Market, Institutions, and Corporate & Investment Banking segments.

Relevant Transactions

Banco Santander México as joint lead arranger and joint bookrunner in the syndicated loan for Pemex

Banco Santander México participated as joint lead arranger and joint bookrunner, along with other five banks, in the syndicated loan for Pemex for an amount of Ps.9,000 million. Banco Santander México contributed a total amount of Ps.1,600 million with a five-year term at a floating interest rate.

Banco Santander México as structuring agent in the syndicated loan for Alsea

Banco Santander México participated as joint lead arranger and joint bookrunner structuring agent along with other ten banks, in a multi-currency syndicated loan for €635 million euros. Banco Santander México contributed a total amount of €83 million euros with a five-year term at a floating interest rate.

Banco Santander México as a lead and structuring bank in the financing of Mitikah

Banco Santander México participated as a lead and structuring agent, along with other five banks and one REIT, in the financing of Mitikah, currently considered the largest Real Estate project in Latin America. The financing was for Ps.9,735 million.

AWARDS AND RECOGNITIONS

Banco Santander México recognized as “The Most Socially Responsible Bank in Mexico”

On December 7, 2018 Banco Santander México was recognized as “The most socially responsible Bank in Mexico” by the International Finance Magazine (IFM), for its duties in social responsibility, it´s contribution with higher education and it´s commitment with communities and environment, being the third time that is awarded with this recognition.

Banco Santander México recognized as an institution that “Promotes Sustainable Forest Management”

On November 7, 2018, Banco Santander México was awarded by the civil association “Reforestamos México” as an institution that “Promotes Sustainable Forest Management”, for the reconstruction projects in the state of Mexico and Mexico City, which will help reactivate the local economy.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Annual cash collection “Reforestamos México” and “Fideicomiso Proviváh”

Banco Santander México continued with its actions to support the civil associations Reforestamos México and Fideicomiso Proviváh through its ATMs annual cash collections, which have the purpose to promote sustainable development and to build and provide housing for low-income Mexican families.

For more information on Banco Santander México – Sustainable and Socially Responsible Company: https://servicios.santander.com.mx/comprometidos/

Earnings Release | 4Q.2018

Banco Santander México

CREDIT RATINGS

On November 6, 2018, Fitch Ratings conducted a portfolio review of selected Mexican Financial Institutions, following the revision of Mexico's sovereign rating outlook to Negative from Stable on October 31, 2018. Fitch Ratings affirmed Banco Santander México’s long-term ratings. The outlook remains Stable.

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	A3

Short term	F2	P-2

Local currency
Long term	BBB+	A3

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb+	N/A

Support	2	N/A

Counterparty risk Assessments (CR)
Long Term	N/A	A2 (cr)

Short Term	N/A	P-1 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	BBB-	Baa3

Long-term senior unsecured global notes due 2022	BBB+	A3

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)
Local currency
Long term	N/A	Ba1(hyb)
National scale
Long term	N/A	A1.mx (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Earnings Release | 4Q.2018

Banco Santander México

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 4Q.2018

Banco Santander México

4Q18 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, January 31st, 2019
Time:	8:00 a.m. (MCT); 9:00 a.m. (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=132848
Replay:	Starting: Thursday, January 31st, 2019 at 12:00 p.m. (US ET)
Ending: Thursday, February 7th, 2019 at 11:59 p.m. (US ET)
ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13686526

ANALYST COVERAGE

Actinver, Banco BTG Pactual, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Citi, Credit Suisse, GBM, Goldman Sachs, HSBC, Invex, Itaú, JP Morgan, Morgan Stanley, Nau Securities, Signum Research, Scotiabank and UBS.

Banco Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Banco Santander México may refer to or distribute such statements, this does not imply that Banco Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q18x4

•	Average figures are calculated using 4Q17 and 4Q18

Earnings Release | 4Q.2018

Banco Santander México

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31st, 2018, Banco Santander México had total assets of Ps.1,381 billion under Mexican Banking GAAP and more than 16.6 million customers. Headquartered in Mexico City, the Company operates 1,393 branches and offices nationwide and has a total of 18,979 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision ofthe CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.6512.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 4Q.2018

Banco Santander México

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 4Q.2018

Banco Santander México

CONSOLIDATED FINANCIAL STATEMENTS

Banco Santander México

▪	Consolidated balance sheet

▪	Consolidated income statement

▪	Consolidated statement of changes in total equity

▪	Consolidated statement of cash flows

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2018

Banco Santander México

Consolidated balance sheet
Million pesos
	2018				2017
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	70,151	71,557	114,978	89,137	87,409	92,316	82,197	94,473

Margin accounts	3,689	2,444	3,767	2,812	2,708	3,036	3,603	2,741

Investment in securities	317,781	338,954	288,369	275,640	325,369	302,720	285,339	321,258
Trading securities	111,891	142,546	142,468	102,458	149,089	133,101	121,481	169,957
Securities available for sale	195,063	185,609	135,176	162,526	165,688	159,049	152,472	139,987
Securities held to maturity	10,827	10,799	10,725	10,656	10,592	10,570	11,386	11,314

Debtors under sale and repurchase agreements	37,881	31,850	44,757	38,500	5,472	5,547	24,786	4,930

Derivatives	162,891	153,190	174,983	149,144	181,667	138,851	140,887	155,764
Trading purposes	155,299	142,445	158,658	137,593	166,551	124,599	126,019	141,125
Hedging purposes	7,592	10,745	16,325	11,551	15,116	14,252	14,868	14,639

Valuation adjustment for hedged financial assets	6	(10)	(11)	(4)	(36)	0	3	(16)

Performing loan portfolio
Commercial loans	424,710	426,351	402,745	386,451	375,177	374,587	354,992	351,639
Commercial or business activity	344,942	344,354	332,930	323,025	309,341	306,686	294,325	287,596
Financial entities loans	20,221	17,274	13,567	13,437	16,550	13,951	10,931	13,894
Government entities loans	59,547	64,723	56,248	49,989	49,286	53,950	49,736	50,149
Consumer loans	106,576	105,232	104,354	102,715	102,070	101,077	98,826	96,064
Mortgage loans	135,475	132,569	129,103	126,484	124,952	123,731	122,601	123,071
Medium and residential	120,559	116,915	113,520	111,257	110,283	109,174	107,762	107,650
Social interest	55	63	72	83	93	105	118	134
Credits acquired from INFONAVIT or FOVISSSTE	14,861	15,591	15,511	15,144	14,576	14,452	14,721	15,287
Total performing loan portfolio	666,761	664,152	636,202	615,650	602,199	599,395	576,419	570,774

Non-performing loan portfolio
Commercial loans	5,652	5,763	5,594	5,327	5,338	4,195	4,541	5,593
Commercial or business activity	5,645	5,763	5,594	5,327	5,338	4,195	4,541	5,593
Financial entities loans	7	0	0	0	0	0	0	0
Consumer loans	4,261	4,239	4,446	4,156	4,794	4,519	4,171	3,850
Mortgage loans	6,174	5,966	6,009	5,866	5,540	5,153	4,779	4,494
Medium and residential	4,917	4,797	4,922	4,897	4,762	4,376	4,032	3,763
Social interest	12	12	14	15	18	18	18	17
Credits acquired from INFONAVIT or FOVISSSTE	1,245	1,157	1,073	954	760	759	729	714
Total non-performing portfolio	16,087	15,968	16,049	15,349	15,672	13,867	13,491	13,937
Total loan portfolio	682,848	680,120	652,251	630,999	617,871	613,262	589,910	584,711

Allowance for loan losses	(21,100)	(20,375)	(20,027)	(19,874)	(20,051)	(20,441)	(20,194)	(19,899)
Loan portfolio (net)	661,748	659,745	632,224	611,125	597,820	592,821	569,716	564,812

Accrued income receivable from securitization transactions	127	125	123	123	121	119	117	118
Other receivables (net)	89,089	83,641	85,393	87,424	87,562	68,245	69,292	91,223
Foreclosed assets (net)	270	291	332	455	472	520	464	482
Property, furniture and fixtures (net)	8,714	6,709	6,426	6,360	6,498	5,677	5,598	5,582
Long-term investment in shares	91	90	90	91	91	91	90	125
Deferred taxes and deferred profit sharing (net)	20,418	18,672	19,187	19,561	20,050	18,086	19,180	19,164
Deferred charges, advance payments and intangibles	8,679	7,990	7,948	7,837	7,740	7,003	6,891	6,684
Other	35	46	45	44	44	49	48	48

Total assets	1,381,570	1,375,294	1,378,611	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 4Q.2018

Banco Santander México

Consolidated balance sheet
Million pesos
	2018				2017
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	738,537	727,316	746,850	711,217	692,967	670,681	663,062	640,064
Demand deposits	455,045	446,484	467,485	444,728	433,128	429,200	427,079	413,960
Time deposits – general public	178,978	176,426	177,424	172,341	162,465	158,369	156,315	141,177
Time deposits – money market	58,288	55,999	52,043	46,832	51,044	37,982	33,334	38,255
Credit instruments issued	44,725	47,173	48,732	46,117	45,113	44,040	45,269	45,615
Global Account uptake without movements	1,501	1,234	1,166	1,199	1,217	1,090	1,065	1,057

Bank and other loans	57,083	43,171	40,674	39,259	40,055	49,510	79,599	57,192
Demand loans	9,990	2,035	590	656	1,520	4,440	30,024	2,643
Short-term loans	19,084	13,226	10,733	10,208	11,946	17,665	25,591	26,924
Long-term loans	28,009	27,910	29,351	28,395	26,589	27,405	23,984	27,625

Creditors under sale and repurchase agreements	100,689	157,528	94,087	101,085	110,149	121,012	75,301	142,449

Securities Lending	1	1	1	1	1	0	1	0

Collateral sold or pledged as guarantee	30,539	21,088	31,492	23,084	21,132	16,767	18,276	22,770
Repurchase	2,301	1,597	1,911	0	0	0	0	4,176
Securities loans	28,238	19,491	29,581	23,084	21,132	16,767	18,276	18,594

Derivatives	163,206	146,717	167,278	148,910	184,461	135,138	139,043	153,741
Trading purposes	154,830	140,136	157,948	140,586	173,390	127,371	133,972	148,410
Hedging purposes	8,376	6,581	9,330	8,324	11,071	7,767	5,071	5,331

Valuation adjustment of financial liabilities hedging	(24)	0	0	0	0	0	0	0

Other payables	128,318	117,943	139,354	109,159	121,914	91,387	86,475	103,956
Income taxes payable	42	28	9	5	33	10	7	3
Employee profit sharing payable	318	211	154	334	273	205	143	308
Creditors from settlement of transactions	48,620	45,251	50,195	38,803	48,130	35,606	35,971	48,710
Payable for margin accounts	411	0	0	0	0	0	0	0
Payable for cash collateral received	42,480	37,216	40,235	29,572	45,024	26,196	24,708	30,107
Sundry creditors and other payables	36,447	35,237	48,761	40,445	28,454	29,370	25,646	24,828

Subordinated credit notes	37,228	33,791	35,914	32,958	35,865	32,753	32,920	33,888

Deferred revenues and other advances	300	354	441	444	238	487	668	741

Total liabilities	1,255,877	1,247,909	1,256,091	1,166,117	1,206,782	1,117,735	1,095,345	1,154,801

Paid-in capital	34,762	34,824	35,291	35,311	34,798	34,798	34,798	34,798
Capital stock	29,799	29,799	29,799	29,799	11,348	11,348	11,348	11,348
Share premium	4,963	5,025	5,492	5,512	23,450	23,450	23,450	23,450

Other capital	90,931	92,561	87,229	86,821	81,407	82,548	78,068	77,789
Capital reserves	22,315	22,315	22,315	9,515	9,515	9,515	9,515	9,515
Retained earnings	50,451	55,864	56,014	73,238	55,205	60,022	60,035	64,433
Result from valuation of available for sale securities, net	(1,440)	(774)	(1,174)	(689)	(1,353)	(540)	(1,277)	(1,572)
Result from valuation of cash flow hedge instruments, net	(261)	40	41	(73)	321	327	663	889
Cumulative effect of conversion	9	9	9	9	9	9	9	9
Adjustment employees’ pension fund	241	84	91	43	35	(8)	(22)	(18)
Net income	19,584	14,994	9,898	4,727	17,645	13,164	9,086	4,475
Non-controlling interest	32	29	35	51	30	59	59	58
Total stockholders ‘equity	125,693	127,385	122,520	122,132	116,205	117,346	112,866	112,587

Total liabilities and stockholders´ equity	1,381,570	1,375,294	1,378,611	1,288,249	1,322,987	1,235,081	1,208,211	1,267,388

Earnings Release | 4Q.2018

Banco Santander México

Consolidated balance sheet
Million pesos
	2018				2017
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	69	61	65	68	65	40	29	25
Credit commitments	238,273	222,065	226,035	200,183	215,461	193,570	190,059	195,198
Assets in trust or under mandate	174,606	166,366	169,543	162,435	162,867	162,525	158,953	154,538
Trusts	173,443	165,123	168,089	161,095	161,706	162,390	158,778	154,363
Mandates	1,163	1,243	1,454	1,340	1,161	135	175	175
Assets in custody or under administration	2,197,358	2,381,418	3,209,606	3,280,074	3,219,980	3,261,514	3,140,438	2,908,188
Collateral received	141,168	122,316	133,931	129,060	76,618	65,735	134,576	134,814
Collateral received and sold or pledged as guarantee	74,274	68,652	57,487	64,647	46,221	38,371	86,291	111,183
Investment banking transactions for third parties (net)	10,149	29,028	58,533	86,567	130,240	231,569	276,475	200,428
Uncollected interest earned on past due loan portfolio	937	883	875	831	799	786	725	1,636
Other record accounts	1,647,744	1,608,264	1,602,318	1,528,317	1,621,209	1,473,626	1,399,631	1,376,591
	4,484,578	4,599,053	5,458,393	5,452,182	5,473,460	5,427,736	5,387,177	5,082,601

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2018

Banco Santander México

Consolidated income statement
Million pesos
	2018					2017
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	112,822	30,489	28,828	27,517	25,988	97,233	25,415	24,911	24,174	22,733
Interest expense	(51,414)	(14,286)	(13,033)	(12,722)	(11,373)	(42,218)	(11,568)	(10,669)	(10,668)	(9,313)
Net interest income	61,408	16,203	15,795	14,795	14,615	55,015	13,847	14,242	13,506	13,420

Provisions for loan losses	(20,656)	(5,580)	(5,463)	(4,667)	(4,946)	(21,409)	(5,431)	(5,603)	(5,241)	(5,134)
Net interest income after provisions for loan losses	40,752	10,623	10,332	10,128	9,669	33,606	8,416	8,639	8,265	8,286

Commission and fee income	23,083	5,885	5,659	6,049	5,490	21,019	5,398	5,226	5,333	5,062
Commission and fee expense	(6,251)	(1,655)	(1,388)	(1,787)	(1,421)	(5,386)	(1,465)	(1,292)	(1,330)	(1,299)
Net gain (loss) on financial assets and liabilities	1,992	(188)	843	1,049	288	2,973	614	311	1,069	979
Other operating income	857	287	134	244	192	1,045	422	239	355	29
Administrative and promotional expenses	(35,294)	(9,228)	(9,003)	(8,845)	(8,218)	(31,215)	(8,186)	(7,898)	(7,806)	(7,325)
Operating income	25,139	5,724	6,577	6,838	6,000	22,042	5,199	5,225	5,886	5,732

Current income taxes	(5,615)	(2,034)	(1,258)	(1,332)	(991)	(4,216)	(2,318)	(172)	(1,245)	(481)
Deferred income taxes (net)	60	900	(223)	(335)	(282)	(181)	1,600	(975)	(30)	(776)

Net income	19,584	4,590	5,096	5,171	4,727	17,645	4,481	4,078	4,611	4,475

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2018

Banco Santander México

Consolidated statements of changes in stockholders’ equity
From January 1st to December 31st, 2018
Million pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Cumulative effect from conversion	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2017	11,348	23,450	9,515	55,205	(1,353)	321	9	35	17,645	30	116,205
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				17,645					(17,645)		0
Capitalization premium on sale of shares	18,451	(18,451)									0
Dividends declared				(9,228)							(9,228)
TOTAL	18,451	(18,451)	0	8,417	0	0	0	0	(17,645)	0	(9,228)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(87)						(87)
Result from valuation of cash flow hedge instruments, net						(582)					(582)
Reserve for purchase of Treasury shares			12,800	(12,800)							0
Recognition of share-based payments		401		(42)							359
Shares held by treasury		(437)									(437)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(591)							(591)
Employee defined benefit measures								206			206
Result from sale of custody business				506							506
Result from acquisition of subsidiaries				(225)							(225)
Result from the sale of subsidiaries				(19)							(19)
Net income									19,584	2	19,586

TOTAL	0	(36)	12,800	(13,171)	(87)	(582)	0	206	19,584	2	18,716

BALANCE AS OF DECEMBER 31st, 2018	29,799	4,963	22,315	50,451	(1,440)	(261)	9	241	19,584	32	125,693

Earnings Release | 4Q.2018

Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2018

Banco Santander México

Consolidated statement of cash flows
From January 1st to December 31st, 2018
Million pesos

OPERATING ACTIVITIES
Net income		19,584
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(1,704)
Depreciation of property, furniture and fixtures	1,089
Amortizations of intangible assets	1,882
Recognition of share-based payments	401
Current and deferred income taxes	5,555
Deferred employee profit sharing	(10)
Provisions	580
Amortizations of debt issuance expenses	17	7,810
		27,394
OPERATING ACTIVITIES
Margin accounts		(981)
Investment in securities		2,191
Debtors under sale and repurchase agreements		(32,410)
Derivatives-asset		19,260
Loan portfolio-net		(64,018)
Accrued income receivable from securitization transactions		(6)
Foreclosed assets		202
Other operating assets		(1,456)
Deposits		46,293
Bank and other loans		17,028
Creditors under sale and repurchase agreements		(9,460)
Collateral sold or pledged as guarantee		9,407
Derivatives-liability		(15,838)
Issuance of subordinated debentures		24,222
Early amortization of subordinated debentures		(23,280)
Other operating liabilities		7,060
Payments of income taxes		(7,002)
Net cash provided by (used in) operating activities		(1,394)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		7
Payments for acquisition of property, furniture and fixtures		(3,306)
Payments for acquisition of Santander Tecnología México		(1,020)
Proceeds for sale of custody business		764
Proceeds by sale of Casa de Bolsa		1,175
Payments for acquisition of intangible assets		(2,964)

Net cash provided by (used in) investing activities		(5,344)

FINANCING ACTIVITIES
Cash payment of dividends		(11,050)
Payments associated with subordinated capital notes		(591)
Payments from associated for purchase of treasury shares		(437)

Net cash used in financing activities		(12,078)

Net decrease in cash and cash equivalents		(18,816)

Adjustment to cash flows for changes in exchange rate		1,558

Funds available at the beginning of the year		87,409

Funds available at the end of the year		70,151

Earnings Release | 4Q.2018

Banco Santander México

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director Financial Accounting and Control	Executive Director Financial Controller	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2018

Banco Santander México

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2018

Banco Santander México

Significant accounting policies

Changes in Accounting Criteria issued by the National Banking and Securities Commission in 2018

On January 4th, 2018, an amendment was published in the DOF that modifies the General Provisions that establishes the accounting criteria to which the participants of derivative contracts market will be subject. This amendment incorporates certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) for the preparation of the accounting of the clearing houses and settlement partners that participate in the derivatives contracts market listed on stock exchanges. This amendment was effective starting January 1st, 2019.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020 so that the clearing houses and settlement partners are able to adjust their accounting information systems.

The MFRS that will be effective on January 1st, 2020 are MFRS B-17, Determination of fair value, MFRS C-3, Accounts receivable, MFRS C-9, Provisions, contingencies and commitments, MFRS C-16 , Impairment of financial instruments receivable, MFRS C-19, Financial instruments payable, MFRS C-20, Financial instruments to collect principal and interest, MFRS D-1, Revenue from contracts with customers, MFRS D-2, Costs associated with contracts with customers and MFRS D-5 Leases.

The Bank is analyzing the effect that these amendments will have on the financial information.

Accounting Criteria B-6, Loan portfolio and Accounting Criteria D-2, Income Statement

On December 27th, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the CNBV. These Accounting Criteria applicable to credit institutions are adjusted so that they can cancel, in the period in which they occur, the surpluses in the income statement of the allowance for loan losses, as well as to recognize the recovery of credits previously cancelled against the item "Allowance for loan losses" in order to be consistent with international accounting standards established in International Financial Reporting Standards (IFRS).

Through a transitory provision, it is indicated that the institutions may choose to apply the aforementioned changes starting the following day after the date of its publication and shall notify the CNBV that such option is exercised, no later than 10 business days after the date in which the anticipated application of the aforementioned changes to the Accounting Criteria begin. The Bank did not exercised this option, however its application is mandatory on January 1st, 2019.

Accounting Criteria A-2, Application of particular rules

On December 27th, 2017, several amendments were published in the DOF to the Accounting Criteria issued by the CNBV. These amendments incorporated several MFRS issued by the CINIF to the Accounting Criteria of the CNBV in order to be applicable to financial institutions.

Subsequently, on November 15th, 2018, an amending resolution was published with the purpose of extending the term of the application of the amendment mentioned in the previous paragraph to January 1st, 2020, so that the financial institutions are able to adjust their accounting information systems.

The MFRS that are now included in the Accounting Criteria are as follows:

MFRS B-17, Determination of fair value

It establishes the standards for the determination of fair value and related disclosure. It mentions that fair value must be determined by using assumptions that market participants would use when setting the price of an asset or a liability under current market conditions at certain date, including assumptions about the risk. It is established that should be considered the market in which it would take place for an asset or liability that is being valued, if it is monetary and if it is used in combination with other assets or on an independent basis; and the appropriate valuation technique(s) for determining their fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

MFRS C-3, Accounts receivable

It establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. It specifies that accounts receivable that are based on a contract represent a financial instrument.

Earnings Release | 4Q.2018

Banco Santander México

MFRS C-9, Provisions, contingencies and commitments

It establishes the standards for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope by reallocating the item related to financial liabilities to the MFRS C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "unconditional right to avoid" and including the term "probable".

MFRS C-16, Impairment of financial instruments receivable

It establishes the standards for valuation, recognition, presentation and disclosure of impairment losses on financial instruments receivable.

MFRS C-19, Financial instruments payable

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of accounts payable, borrowings and other financial liabilities in the financial statements of an economic entity. The following concepts are introduced to value the financial liabilities: amortized cost and the effective interest method, which is determined based on the effective interest rate. Both the discounts and the costs of issuing a financial liability are deducted from the liability.

MFRS C-20, Financial instruments to collect principal and interest

It establishes the standards for valuation, presentation and disclosure for the initial and subsequent recognition of the financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of intention when acquiring and holding the financial instruments (assets) to determine their classification. Adopts the concept of business model.

MFRS, D-1, Revenue from contracts with customers

It establishes the standards for valuation, presentation and disclosure of the income incurred to fulfill the contracts with clients. The most significant aspects are established for the revenue recognition through the transfer of control, identification of obligations to be fulfilled in a contract, assignment of the amount of the transaction and recognition of collection rights.

MFRS D-2, Costs associated with contracts with customers

It establishes the standards for valuation, presentation and disclosure of the costs that arise from contracts with clients. Additionally, it establishes the standards for the recognition of costs for contracts with customers, and incorporates the accounting treatment of the costs related to contracts for the construction and manufacture of capital goods, including costs related to customer contracts.

MFRS D-5, Leases

This MFRS introduces a unique model for the recognition of leases by the lessee and eliminates the classification of operatives and financial leases. As a result requires the lessee to recognize the assets and liabilities of all leases with a maturity of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset that represents its right to use the leased underlying asset and a lease liability that represents its obligation to make lease payments. Consequently, the most significant impact will be an increase in the assets under leasing and the financial liabilities of the lessee. The accounting recognition for the lessor has no change. There were added some additional disclosures for the lessor.

The Bank is analyzing the effect that this MFRS will have on the financial information.

MFRS issued by the CINIF

Improvements to MFRS 2018

Starting January 1st, 2018, the Bank prospectively adopted the following Improvements to the MFRS which were issued by the CINIF and were effective on the aforementioned date. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

Earnings Release | 4Q.2018

Banco Santander México

MFRS B-10, Effects of inflation

The requirement of disclosures about the inflation percentages rates of the economic environment in which an entity operates is incorporated. In addition, it requires the percentage of accumulated inflation rates that were utilized to qualify the economic environment as inflationary or non-inflationary for the current year, the cumulative inflation rate of 3 years (including the two prior years and the current year. The aforementioned requirements will be useful to know the criteria of restatement for the following year.

MFRS B-7, Business acquisitions

It establishes that the contingent liabilities of the acquired business must be recognized, when it is probable that there will be an outflow of economic resources to settle such liabilities. However, the MFRS C-9, Provisions, contingencies and commitments establishes that contingent items should not be recognized because, by definition, their occurrence is more likely than probable, which seems to be an inconsistency. Therefore, the CINIF modified the wording of MFRS B-7, Business Acquisitions to clarify this inconsistency.

MFRS B-15, Translation of foreign currencies

It is indicated that valuations of assets, liabilities, stockholders' equity, income, costs and expenses are carried out in the functional currency, given that is the basis of the economy of the entity. The aforementioned approach is specified by this modification and avoid confusions.

MFRS C-3, Accounts receivable

It is clarified that this MFRS establishes only the valuation, presentation and disclosure standards for the initial and subsequent recognition of accounts receivable that do not accrue interest, whether the interest is explicit or implicit.

MFRS C-6, Property, plant and equipment and MFRS C-8, Intangible assets

This standard is modified with the aim of clarifying the meaning of "consumption of future economic benefits of an asset". Additionally, it establishes that is not appropriate a method of depreciation of assets based on the amount of income associated with the use of these assets, because the income may be affected by factors other than the pattern of consumption of economic benefits of the asset.

Earnings Release | 4Q.2018

Banco Santander México

Earnings per ordinary share and earnings per diluted share
Million pesos, except shares and earnings per share

	DECEMBER 2018			DECEMBER 2017			DECEMBER 2016

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	19,584	6,776,220,369	2.89	17,645	80,855,403,803	0.22	15,750	80,855,403,803	0.19

Treasury stock		10,773,988

Diluted earnings per share	19,584	6,786,994,357	2.89	17,645	80,855,403,803	0.22	15,750	80,855,403,803	0.19

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	19,584	6,786,994,357	2.89	17,645	80,855,403,803	0.22	15,750	80,855,403,803	0.19

Balance outstanding shares as of December 31st, 2018	6,771,844,975

Earnings Release | 4Q.2018

Banco Santander México

Consolidated Balance Sheet by Segment
Million pesos
	As of December 31st, 2018			As of December 31st, 2017
	Retail Banking 1/	Corporate & Investment Banking 2/	Corporate Activities	Retail Banking 1/	Corporate & Investment Banking 2/	Corporate Activities
Assets
Cash and due from banks	52,103	9,215	8,833	43,892	17,416	26,101
Margin Accounts	0	3,689	0	0	2,708	0
Investment in securities	0	109,542	208,239	0	146,775	178,594
Debtors under sale and repurchase agreements	0	37,881	0	0	5,472	0
Derivatives	0	155,299	7,592	0	166,551	15,116
Valuation adjustment for hedged financial assets	0	0	6	0	0	(36)
Total loan portfolio	555,804	127,044	0	510,583	107,288	0
Allowance for loan losses	(18,639)	(2,461)	0	(18,190)	(1,861)	0
Loan Portfolio (net)	537,165	124,583	0	492,393	105,427	0
Accrued income receivable from securitization transactions	0	0	127	0	0	121
Other receivables (net)	206	73,849	15,034	2,835	71,449	13,278
Foreclosed assets (net)	246	24	0	436	36	0
Properties, furniture and fixtures (net)	7,363	1,241	110	5,497	919	82
Long-term investments in shares	0	0	91	0	0	91
Deferred taxes and deferred profit sharing (net)	0	0	20,418	0	0	20,050
Other assets	1,675	1,313	5,726	1,764	1,019	5,001
Total assets	598,758	516,636	266,176	546,817	517,772	258,398

Liabilities
Deposits	519,688	122,612	51,512	475,714	114,989	57,151
Credit instruments issued	0	5,237	39,488	0	10,512	34,601
Bank and other loans	18,778	3,300	35,005	10,127	2,714	27,214
Creditors under sale and repurchase agreements	9,538	91,151	0	10,288	99,861	0
Securities lending	0	1	0	0	1	0
Collateral sold or pledged as guarantee	0	30,539	0	0	21,132	0
Derivatives	0	154,830	8,376	0	173,390	11,071
Valuation adjustment of financial liabilities hedging	0	0	(24)	0	0	0
Other payables	33,718	91,116	3,484	26,911	93,168	1,835
Subordinated debentures	0	0	37,228	0	0	35,865
Deferred revenues	300	0	0	238	0	0
Total liabilities	582,022	498,786	175,069	523,278	515,767	167,737
Total stockholders' equity	67,052	23,139	35,502	58,775	22,245	35,185
Total liabilities and stockholders' equity	649,074	521,925	210,571	582,053	538,012	202,922

Earnings Release | 4Q.2018

Banco Santander México

Income Statement by Segment
Million pesos
	12M18			12M17
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	53,754	6,049	1,605	47,488	5,217	2,310
Allowance for loan losses	(19,704)	(952)	0	(19,851)	(1,558)	0
Net interest income after allowance for loan losses	34,050	5,097	1,605	27,637	3,659	2,310
Commission and fee income (expense), net	15,192	1,748	(108)	13,877	1,767	(11)
Net gain (loss) on financial assets and liabilities	1,181	1,101	(290)	851	2,002	120
Other operating income (expense)	998	(6)	(135)	592	102	351
Administrative and promotional expenses	(30,044)	(4,386)	(864)	(26,945)	(3,552)	(718)
Operating income	21,377	3,554	208	16,012	3,978	2,052

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

Earnings Release | 4Q.2018

Banco Santander México

Annex 1. Loan portfolio rating

As of December 31st, 2018
Million pesos
		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	713,279	1,829	1,348	190	3,367
Risk "A-1"	658,728	1,490	508	174	2,172
Risk "A-2"	54,551	339	840	16	1,195
Risk "B"	78,143	557	2,660	50	3,267
Risk "B-1"	41,190	234	1,245	12	1,491
Risk "B-2"	20,027	101	771	23	895
Risk "B-3"	16,926	222	644	15	881
Risk "C"	42,052	250	2,167	657	3,074
Risk "C-1"	30,918	159	944	332	1,435
Risk "C-2"	11,134	91	1,223	325	1,639
Risk "D"	9,975	688	2,357	769	3,814
Risk "E"	11,015	3,483	3,055	541	7,079
Total rated portfolio	854,464	6,807	11,587	2,207	20,601

Provisions created					20,601
Complementary provisions					499
Total					21,100

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31st, 2018.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of March 2011, the Bank apply the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of June 2014, the Bank apply the new rules for rating the financial institutions loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the CNBV authorized the Bank to use the basic internal basic ratings-based approach for rating the middle-market, global corporate banking and financial institutions segments and the advanced internal ratings-based approach for standarized middle-market and real estate developer’s portfolios to determine the allowance for loan losses of the commercial portfolio.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

Earnings Release | 4Q.2018

Banco Santander México

Annex 2. Financial ratios according to CNBV

Percentages	4Q18	3Q18	4Q17	12M18	12M17

Past Due Loans Ratio	2.36	2.35	2.26	2.36	2.26

Past Due Loans Coverage	131.16	127.60	147.41	131.16	147.41

Operative Efficiency	2.68	2.62	2.56	2.56	2.44

ROE	14.51	16.31	15.35	15.48	15.11

ROA	1.33	1.48	1.40	1.42	1.38

Capitalization Ratio
Credit Risk	22.76	21.29	20.82	22.76	20.82
Credit, Market and operations risk	15.93	16.02	15.73	15.93	15.73

Liquidity	77.90	86.57	90.06	77.90	90.06

NIM (Net Interest Margin)	3.48	3.38	2.89	3.33	2.88

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Earnings Release | 4Q.2018

Banco Santander México

Notes to financial statements as of December 31st 2018
Million pesos, except for number of shares

1. Investment in securities

Financial instruments are constituted as follows:

Book Value
Trading securities:
Bank securities	5,998
Government securities	103,529
Private securities	15
Shares	2,349
111,891

Securities available for sale:
Government securities	191,317
Private securities	3,267
Shares	479
195,063

Securities held until maturity:
Government securities	7,785
Government securities (special cetes)	3,042
10,827
Total	317,781

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	6,088
Government securities	29,293
Private securities	2,500
Total	37,881

Credit balances
Bank securities	5,744
Government securities	94,187
Private securities	758
Total	100,689
(62,808)

3. Investment in securities different to government securities

At December 31st, 2018 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

Earnings Release | 4Q.2018

Banco Santander México

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2018, are as follows:

Trading
Swaps
Interest rate	5,598,918
Cross currency	831,354
Equity	1,008

Futures	Buy	Sell

Foreign currency	8,272	0
Index	887	1

Forward contracts

Foreign currency	462,330	7,759
Equity	11,763	11,774

Options	Long	Short

Interest rate	128,135	146,825
Foreign currency	88,541	86,786
Index	4,345	2,746
Equity	148	117

Total trading derivatives	7,135,701	256,008

Hedging
Cash flow
Interest rate swaps	4,000
Cross currency swaps	23,898
Foreign Exchange Forwards	58,098

Fair value
Interest rate swaps	9,615
Cross currency swaps	29,982

Total hedging derivatives	125,593

Total derivative financial instruments	7,261,294	256,008

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31st, 2018, is constituted as follows:

	Amount
	Pesos	USA Dlls	UDIS	EUROS	GBP	Total

Commercial or business activity	281,224	60,335	0	2,540	843	344,942
Financial entities	19,021	1,200	0	0	0	20,221
Government entities	53,547	3,955	2,045	0	0	59,547
Commercial loans	353,792	65,490	2,045	2,540	843	424,710
Consumer loans	106,576	0	0	0	0	106,576
Media and residential	117,364	622	2,573	0	0	120,559
Of social interest	55	0	0	0	0	55
Credits acquired from INFONAVIT or FOVISSSTE	14,861	0	0	0	0	14,861
Mortgage loans	132,280	622	2,573	0	0	135,475
Total performing loan portfolio	592,648	66,112	4,618	2,540	843	666,761

Earnings Release | 4Q.2018

Banco Santander México

6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	3,318	2,327	0	0	5,645
Financial entities	7	0	0	0	7
Commercial loans	3,325	2,327	0	0	5,652
Consumer loans	4,261	0	0	0	4,261
Media and residential	4,364	112	441	0	4,917
Of social interest	12	0	0	0	12
Credits acquired from INFONAVIT or FOVISSSTE	1,245	0	0	0	1,245
Mortgage loans	5,621	112	441	0	6,174
Total non-performing loan portfolio	13,207	2,439	441	0	16,087

The analysis of movements in non-performing loans from December 31st, 2017 to December 31st, 2018, is as follows:

Balance as of December 31st, 2017	15,672

Plus: Transfer from performing loan portfolio to non-performing loan portfolio	30,467

Collections
Cash	(2,898)
Transfer to performing loan portfolio	(7,361)
Proceeds from foreclosure proceedings	(140)

Write-offs		(19,656)
Adjustment for exchange rate		1

Balance as of December 31st, 2018		16,087

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to December 31st, 2018, is as follows:

Balance as of January 1st, 2018	20,051

Allowance for loan losses	20,655
Write-offs	(19,656)
Foreign exchange result	50
Balance as of December 31st, 2018	21,100

The table below presents a summary of write-offs by type of product as of December 31st, 2018:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,386	29	1,415	28
Mortgage loans	136	18	154	3
Credit card loans	1,890	53	1,943	39
Consumer loans	1,435	50	1,485	30
Total	4,847	150	4,997	100

Second quarter
Commercial loans	1,343	55	1,398	30
Mortgage loans	239	18	257	6
Credit card loans	1,639	55	1,694	36
Consumer loans	1,294	19	1,313	28
Total	4,515	147	4,662	100

Earnings Release | 4Q.2018

Banco Santander México

Third quarter
Commercial loans	969	47	1,016	20
Mortgage loans	320	21	341	7
Credit card loans	1,874	70	1,944	39
Consumer loans	1,708	18	1,726	34
Total	4,871	156	5,027	100

Fourth quarter
Commercial loans	1,117	36	1,153	23
Mortgage loans	109	28	137	3
Credit card loans	1,883	50	1,933	39
Consumer loans	1,733	14	1,747	35
Total	4,842	128	4,970	100

Accumulated 2018
Commercial loans	4,815	167	4,982	25
Mortgage loans	804	85	889	5
Credit card loans	7,286	228	7,514	38
Consumer loans	6,170	101	6,271	32
Total	19,075	581	19,656	100

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,208 million correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	3,208

Total securities held to maturity (no reserve)	3,208

Minus-
Reserve for Special CETES	(166)
Total securities held to maturity , net	3,042

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Bank holds in its balance sheet as of December 31st, 2018, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-220707	422-9	12,762,386	07-jul-22	112.62	1,438
B4-270701	423-2	15,292,752	01-jul-27	112.62	1,722
B4-220804	431-2	440,294	04-aug-22	103.11	45
BC-220804	431-2	71,442	04-aug-22	35.34	3
					3,208

Earnings Release | 4Q.2018

Banco Santander México

10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2018, is as follow:
	Pesos	USD
Average balance	332,664	52,088
Interest	10,315	15
Rate	3.10%	0.03%

11. Bank and other loans

As of December 31st, 2018, banks and other loans are constituted as follows:

	Amount	Average Rate (%)	Maturity
Liabilities

Loans in pesos

Call money	9,442	8.19	From 1 to 2 days
Local bank loans	1,500	8.52	To 8 months
Public fiduciary funds	13,517	8.40	From 1 day to 10 years
Development banking institutions	22,759	8.18	From 1 day to 20 years
Total	47,218

Loans in foreign currency

Foreign bank loans	7,569	2.82	From 1 day to 2 years
Call money	275	2.10	From 1 to 2 days
Public fiduciary funds	1,841	3.84	From 2 days to 6 years
Development banking institutions	31	6.76	From 1 to 3 months
Total	9,716

Total loans	56,934
Accrued interests	149

Total bank and other loans	57,083

12. Current and deferred taxes

Current taxes are composed as follows as of December 31st, 2018

Income taxes	4,259
Deferred taxes	(29)	(1)
Total Bank	4,230
Current and-deferred taxes from other subsidiaries	1,325
Total Consolidated Bank	5,555

(1) Deferred taxes are composed as follows:

Global provision	(696)
Fixed assets and deferred charges	45
Net effect from financial instruments	1,527
Accrued liabilities	(661)
Others	(244)
Total Bank	(29)	(1)

Earnings Release | 4Q.2018

Banco Santander México

Allowance for loan losses of subsidiaries, net	3
Others, subsidiaries	(34)
Deferred income tax (net), Bank	(60)

As of December 31st, 2018, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,677
Other	10,741
Total deferred income tax (net)	20,418
Deferred taxes registered in balance sheet accounts	20,418
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of December 31st, 2018, the deferred Employee profit sharing “EPS” is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,507
Fixed assets and deferred charges	774
Accrued liabilities	628
Capital losses carryforward	894
Commissions and interests early collected	185
Foreclosed assets	95
Labor obligations	225
Derivative financial transactions of exchange rate	526
Deferred EPS asset:	4,834

Deferred EPS liability:

Net effect from financial instruments	(683)
Advance payments	(107)
Others	(74)
Deferred EPS liability	(864)

Less - Reserve	0
Deferred EPS asset (net)	3,970

Earnings Release | 4Q.2018

Banco Santander México

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	35,053
2	Earnings from previous fiscal years	50,451
3	Other elements of other comprehensive income (and other reserves)	40,116
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	125,620
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	6,227
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	8
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	78
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	6,617
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	26,294
A	of which: Other elements of other comprehensive income (and other reserves)	0

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Banco Santander México

B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	25,403
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	1,064
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of which: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	263
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	41,395
29	Level 1 Common Capital (CET1)	84,226
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,809
31	of which: Qualify as capital under the applicable accounting criteria	9,809
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,809
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0

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Banco Santander México

44	Level 1 additional capital (AT1)	9,809
45	Level 1 capital (T1 = CET1 + AT1)	94,035
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	27,419
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	0
51	Level 2 capital before regulation adjustments	27,419
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,419
59	Total stock (TC = T1 + T2)	121,454
60	Total Risk Weighted Assets	762,644
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.04%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.33%
63	Total capital (as percentage of assets weighted by total risks)	15.93%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	14.74%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%
68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	4.04%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions

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Banco Santander México

74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,997
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

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This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply.
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires: in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions; through rates predicted values of section I subsection e) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested.
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

Earnings Release | 4Q.2018

Banco Santander México

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

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E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.

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Banco Santander México

40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

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Banco Santander México

70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,358,523
BG1	Funds Available	70,126
BG2	Margin accounts	2,705
BG3	Investment in securities	317,778
BG4	Debtors under sale and repurchase agreements	36,630
BG5	Securities loans)	0
BG6	Derivatives	162,891

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Banco Santander México

BG7	Valuation adjustment for hedged financial assets	6
BG8	Total loan portfolio	621,347
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	87,830
BG11	Foreclosed assets (net	155
BG12	Property, furniture and fixtures (net)	8,184
BG13	Long-term investment in shares	27,689
BG14	Non-current assets held for sale	0
BG15	Deferred income taxes (net)	14,614
BG16	Other assets (net)	8,567
	Liabilities	1,232,893
BG17	Deposits	739,968
BG18	Bank and other loans	35,872
BG19	Creditors under sale and repurchase agreements	100,738
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	30,539
BG22	Derivatives	163,206
BG23	Valuation adjustment for hedged financial liabilities	(24.3518)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	125,140
BG26	Subordinated debentures outstanding	37,228
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	226
	Shareholders' Equity	125,630
BG29	Paid-in capital	35,053
BG30	Other capital	90,576
	Memorandum accounts	4,101,482
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	67
BG33	Credit commitments	148,637
BG34	Assets in trust or mandate	173,187
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	2,197,097
BG37	Collateral received by the entity	139,916
BG38	Collateral received and sold or pledged as guarantee	74,274
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	542
BG41	Other accounts	1,367,762

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Banco Santander México

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 8,110 Minus: deferred charges and advance payments 993; intangibles 5,571; advance payments that are computed as risk assets 418; other assets are computed as risk assets 607
2	Intangible assets	9	6,227	BG16= 8,110 Minus: deferred charges and advance payments 993; intangibles 1,735; advance payments that are computed as risk assets 418; other assets that are computed as risk assets 607
3	Deferred income tax from tax losses carryforward and tax credits	10
4	Benefits to be received in securitization transactions	13
5	Defined benefit pension plan assets with no restriction and unlimited access	15
6	Investment in own-equity securities	16	8	BG3= 338,952 Minus: Reciprocal investments in common capital of financial entities 60; Investments in securities computed as risk assets 338,886
7	Reciprocal investments in common capital	17
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18

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Banco Santander México

9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	78	BG3= 338,952 Minus: Investment in own-equity securities 6; Investments in securities computed as risk assets 388,886
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred income tax from temporary differences	21	6,617	BG15= 13,368 Minus: Amount computed as risk asset 6,983
13	Reserves recognized as complementary capital	50		BG8= Total loan portfolio 615,930
14	Investments in subordinated debt	26 - B
15	Investments in multilateral entities	26 - D		BG13= 27,930 Minus: Investments in subsidiaries 26,729; Investments in clearing houses 241; Investments in associated companies 109; Other investments that are computed as risk assets 850
16	Investments in associated companies	26 - E	25,403	BG13= 27,930 Minus: Investments in clearing houses 241; Investments in associated companies 109; Other investments that are computed as risk assets 850
17	Investments in risk capital	26 - F
18	Investments in investment corporations	26 - G
19	Financing for repurchase of own shares	26 - H

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Banco Santander México

20	Deferred charges and advance payments	26 - J	1,064	BG16= 8,110 Minus: intangible assets 7,306; others assets that are computed as risk assets 418; other assets are computed as risk assets 607
21	Deferred employee profit sharing (net)	26 - L
22	Defined benefit pension plan assets	26 - N
23	Investments in clearing houses	26 - P	262	BG13= 27,930 Minus: Investments in subsidiaries 26,729; Investments in associated companies 109; other investments that are computed as risk assets 850
	Liabilities
24	Deferred income tax related to goodwill	8
25	Deferred income tax related to other intangible assets	9
26	Provision for defined benefit pension plan with no restriction and unlimited access	15
27	Deferred income tax related to defined benefit pension plan	15
28	Deferred income tax related to other items	21
29	Subordinated liabilities that meets with Exhibit 1-R	31
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33
31	Subordinated liabilities that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47
33	Deferred income tax related to deferred charges and advance payments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	35,053	BG29
35	Retained earnings	2	50,451	BG30= 92,282 Minus: other items of earned capital 36,409, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3

Earnings Release | 4Q.2018

Banco Santander México

37	Other items of earned capital	3	40,116	BG30= 92,282 Minus: Retained earnings 55,864,cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	9,809	BG26= 33,791 More: Subordinated debt instruments non-convertible 24,448
39	Paid-in capital that meets with Exhibit 1-S	46	27,419	BG26= 33,791 More: Subordinated debt instruments convertible 9,344
40	Result from valuation of cash flow hedge instruments	03, 11
41	Cumulative effect from conversion	3, 26 - A
42	Result from ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Repealed

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.

Earnings Release | 4Q.2018

Banco Santander México

10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.

Earnings Release | 4Q.2018

Banco Santander México

38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

 Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	84,476	6,758
Transactions with debt instruments in national currency with surtax and reviewable rate	599	48
Transactions in national currency with real rate or denominated in UDIs	5,451	436
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,291	903
Positions in UDIs or with yield referred to INPC	58	5
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	243	19
Transactions in foreign currency with nominal rate	59,477	4,758
Positions in foreign currency or with yield indexed to the exchange rate	10,734	859
Positions in shares or with yield indexed to the price of one share or set of shares	6,167	493
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	0	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Risk weighted assets	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	199	16
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	20,759	1,661
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	31,210	2,497
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	1,922	154

Earnings Release | 4Q.2018

Banco Santander México

Group III (weighted at 20%)	29,043	2,323
Group III (weighted at 23%)	1,441	115
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	79	6
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	18,730	1,498
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	1,102	88
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	10,216	817
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	6,248	500
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	17	1
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	33,289	2,663
Group VI (weighted at 75%)	12,111	969
Group VI (weighted at 100%)	40,373	3,230
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	12,254	980
Group VII-A (weighted at 23%)	2,019	161
Group VII-A (weighted at 50%)	5,625	450
Group VII-A (weighted at 57.5%)	799	64
Group VII-A (weighted at 100%)	114,373	9,150
Group VII-A (weighted at 115%)	3,612	289
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	2	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	731	58
Group VII-B (weighted at 23%)	0	0
Group VII-B (weighted at 50%)	189	15
Group VII-B (weighted at 57.5%)	11,612	929
Group VII-B (weighted at 100%)	34,299	2,744
Group VII-B (weighted at 115%)	1	0

Earnings Release | 4Q.2018

Banco Santander México

Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	2,566	205
Group VIII (weighted at 150%)	3,915	313
Group IX (weighted at 100%)	72,474	5,798
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	4,928	394
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	18,885	1,511
Credit Valuation Adjustment on Derivative Operations	29,147	2,332
Re-securitization with Risk Degree 1 (weighted at 20%)	5,534	443
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	3,923	314
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	50,520	4,042

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		52,276

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander Mexico, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$15,210,402,155.77
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration

Earnings Release | 4Q.2018

Banco Santander México

14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$14,588,587,852.93
9	Instrument's par value	$3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable

Earnings Release | 4Q.2018

Banco Santander México

18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAB99	05969B AB9
		Reg S	USP1507SAD91	P1507S AD9

3	Governing Law	The Capital Notes and their corresponding Indenture are governed by, and construed in accordance with, the law of the State of New York. Whether a Trigger Event (leading to a Write-Down) or a Mexican Regulatory Event (leading to a Suspension Period) has occurred is based upon a determination by the applicable Mexican regulator, in accordance with Mexican law (as amended from time to time). Whether a Withholding Tax Event or a Tax Event has occurred is based upon a determination in accordance with Mexican law (or other applicable law in the case of a Withholding Tax Event involving a jurisdiction other than Mexico), as amended from time to time, evidenced by an opinion of a nationally recognized law firm and, if required, a certification by the Issuer. Whether a Capital Event has occurred is determined by the Issuer in accordance with Mexican law (as amended from time to time). The ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican law (as amended from time to time). The Issuer will waive any rights it may have under the law of the State of New York not to give effect to any such determination to the fullest extent permitted by applicable law. Any proceedings in respect of the Issuer’s concurso mercantil or bankruptcy will be conducted in accordance with the Mexican Bankruptcy Law, and any merger or consolidation shall be subject to applicable approvals under the Mexican Banking Law and any other applicable Mexican laws, as amended from time to time.
Regulatory Treatment
4	Capital category the Capital Note qualifies as, based on Article 3, Transitory, Resolution 50th	N.A.

Earnings Release | 4Q.2018

Banco Santander México

5	Capital category the Capital Note qualifies as, based on Annexes 1-Q, 1-R and 1-S	“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group	Subordinated Debt issued by our Credit Institution.
7	Type of Instrument	Tier 2 Subordinated Capital Notes.
8	Amount acknowledged as regulatory capital	$23,902,131,488.00
9	Instrument's Face Value	$25,546,560,000.00. (USD $1,300,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Subordinated Debt.
11	Issuance Date	December 27, 2013.
12	Type of Expiration	Expiration Date.
13	Expiration Date	January 30, 2024.
14	Optional Redemption	Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.
15	Optional Redemption Date	January 30, 2019.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any.
16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Event or a Special Event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.

Earnings Release | 4Q.2018

Banco Santander México

19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Capital Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Capital Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Capital Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Capital Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Capital Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events	A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, (ii) both (A) the CNBV notifies Banco Santander Mexico that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (y Banco Santander Mexico’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander Mexico’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander Mexico has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies Banco Santander Mexico of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by the Issuer to avoid revocation of the Issuer’s license

Earnings Release | 4Q.2018

Banco Santander México

for the Issuer’s failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander Mexico.
32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes constitute subordinated indebtedness, and (i) will be subordinated and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.

Earnings Release | 4Q.2018

Banco Santander México

5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,825,600,000.00. (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.
14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has

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Banco Santander México

been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.
21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.
24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange

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Banco Santander México

rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

Earnings Release | 4Q.2018

Banco Santander México

Leverage ratio

Table I.1
Integration of the main sources of leverage
Reference	Item	Dec-2018
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,159,002
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(41,395)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,117,607
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	47,575
5	Add-on amounts for PFE associated with all derivatives transactions	50,029
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	97,604
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	107,164
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(72,835)
14	CCR exposure for SFT assets	3,089
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	37,418
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	148,637
18	(Adjustments for conversion to credit equivalent amounts)	(63,434)
19	Off-balance sheet items (sum of lines 17 and 18)	85,204
Capital and total exposures
20	Tier 1 capital	94,035
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,337,833
Leverage ratio
22	Basel III leverage ratio	7.03%

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Banco Santander México

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Dec-18
1	Total consolidated assets as per published financial statements	1,358,523
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(41,395)
4	Adjustments for derivative financial instruments	(65,287)
5	Adjustment for securities financing transactions	788
6	Adjustment for off-balance sheet items	85,204
7	Other adjustments	0
8	Leverage ratio exposure	1,337,833

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Dec-18
1	Total consolidated assets as per published financial statements	1,358,523
2	operative derivative financial instruments	(162,891)
3	operative securities financing transactions	(36,630)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
5	On-balance exposure	1,159,002

Table IV.1
Variation of the elements
	Sep-18	Dec-18
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	94,661	94,035	(1)
Adjusted assets	1,333,423	1,337,833	0
Leverage Ratio	7.10%	7.03%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of December 31st, 2018, is provided:

- As of December 31st, 2018 the Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.33,160 representing the 35.26% of the basic capital of the Bank.

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Banco Santander México

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Vivienda, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

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Banco Santander México

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the No Financial Risk Direction (Internal Control Department), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the controls design and execution, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Trade way Commission (COSO) guidelines and the proper operation of the financial data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the President and CEO:

▪	Deputy General of intervention and Management Control

▪	Deputy General Direction of Technology and Operations

▪	Executive Direction of Human Resources

▪	Deputy General Direction of Corporate Resources and Recoveries

▪	Deputy General Direction of Legal Affairs and Compliance

▪	Chief Financial Officer

▪	Vice-president of Commercial Banking:

-	Deputy General Direction Network Commercial

-	Deputy General Direction of New Business

-	Deputy General Direction of Strategy of Business

-	Executive Direction of Commercial Planning

-	Executive Direction of Transformation Commercial and Innovation

-	Executive Direction of Strategy Clients

-	Deputy General Direction of Digital Factory

▪	Corporate & Investment Banking (SCIB)

▪	Deputy General Direction of Enterprises and Institutions

▪	Deputy General Direction of Risk

▪	Deputy General Direction of Public Affairs and Strategy

▪	Executive Direction of Audit

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

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Banco Santander México

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Receivable
Funds available	959
Debtors under sale and repurchase agreements	14,529
Derivatives (asset)	69,187
Performing loan portfolio	5,471
Other receivables, (net)	4,615

Payable
Time deposits	2,197
Demand deposits	2,110
Credit instruments issued	980
Creditors under sale and repurchase agreements	9,287
Derivatives (liability)	37,087
Other payables	33,588
Creditors from settlement of transactions	724
Subordinated debentures	28,109

Revenues
Interest	230
Commissions and fee income	6,514
Net gain (loss) on financial assets and liabilities	2,220

Expenses
Interest	3,717
Administrative expenses	1,093
Technical assistance	1,921

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Banco Santander México

22. Interests on loan portfolio
As of December 31st, 2018, the consolidated income statement includes, in the item "Interest income", Ps.81,169 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management (unaudited)

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

Earnings Release | 4Q.2018

Banco Santander México

The Value at Risk as of the end of fourth quarter of 2018 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	69,112.34	0.06
Market Making	71,946.74	0.06
Proprietary Trading	8,718.01	0.01

Risk factor
Interest rate	54,636.66	0.04
Foreign exchange	65,249.50	0.05
Equity	4,324.90	0.00
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2018 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	125,506.29	0.10
Market Making	79,396.65	0.07
Proprietary Trading	22,277.85	0.02

Risk factor
Interest rate	91,561.56	0.08
Foreign exchange	97,023.81	0.08
Equity	5,308.51	0.00
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

Earnings Release | 4Q.2018

Banco Santander México

	Sensitivity NIM				Sensitivity MVE
Bank	Oct-18	Nov-18	Dec-18	Average	Oct-18	Nov-18	Dec-18	Average
Balance MXN GAP	27%	20%	10%	19%	81%	83%	93%	86%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	60%	70%	70%	66%	82%	86%	87%	85%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2018:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(147)	(448)	301	+100 bp	(3,935)	(103)	(3,832)
Balance USD GAP	(100) bp	(454)	167	(620)	(100) bp	(1,703)	(1,595)	(107)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Million pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	172,798	(8,374)	15,055	2,317	45,979	43,062	28,872	85,199	258,559	(297,871)
Non Derivative	141,870	(8,374)	14,402	2,214	45,871	43,205	27,649	84,785	246,608	(314,491)
Derivatives	30,927	0	652	103	108	(144)	1,222	415	11,951	16,620

CreditRisk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Earnings Release | 4Q.2018

Banco Santander México

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Banco Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Banco Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Banco Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

Earnings Release | 4Q.2018

Banco Santander México

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Banco Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Banco Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Banco Santander for the fourth quarter of 2018:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-18	Nov-18	Dec-18	Average
Sovereign Risk, Development Banking and Financial Institutions	17,453.29	20,852.12	18,732.34	19,012.58
Corporates	810.75	760.41	773.19	781.45
Companies	109.75	102.03	161.89	124.56

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the fourth quarter of 2018, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit
Millions of U.S. Dollars
Type of Derivative	End of the fourth quarter of 2018
Interest Rate Derivatives	15,634.34
Exchange Rate Derivatives	34,831.36
Bonds Derivatives	-
Equity Derivatives	1,087.22
Total	51,552.92

The Expected Loss of Banco Santander at the end of the fourth quarter of 2018, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Banco Santander, for the fourth quarter of 2018 are:

Expected Loss
Millions of U.S.Dollars
Segment	Oct-18	Nov-18	Dec-18	Average
Sovereign Risk, Development Banking and Financial Institutions	17.02	16.90	10.32	14.75
Corporates	1.67	1.60	1.80	1.69
Companies	2.11	0.81	1.25	1.39

Earnings Release | 4Q.2018

Banco Santander México

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the fourth quarter of 2018:

Cash collateral	91.99%
Collateral refer to bonds issued by the Mexican Federal Government	8.01%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander Mexico; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

-	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

Earnings Release | 4Q.2018

Banco Santander México

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Banco Santander México had a monthly average loss of Ps.108.9 million pesos for Operational Risk overall as of December 31, 2018.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporaivo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporaivo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.       Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

Earnings Release | 4Q.2018

Banco Santander México

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.       Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

Earnings Release | 4Q.2018

Banco Santander México

C.       Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the fourth quarter of 2018, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Summary of Derivative Financial Instruments
Million Pesos as of December 30th, 2018

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	470,089	1,405	1,901
Forwards	Equity	Trading	23,537	1	(8)

Futures	Foreign Currency	Trading	8,272	0	0
Futures	Market Index	Trading	888	0	0
Futures	Interest Rate	Trading	0	0	0
Futures	Equity	Trading	0	0	0

Options	Equity	Trading	401	(124)	(61)
Options	Foreign Currency	Trading	175,327	(327)	(5)
Options	Market Index	Trading	6,954	(111)	124
Options	Interest Rate	Trading	274,961	(85)	(131)

Swaps	Cross Currency	Trading	831,354	27	2,177
Swaps	Interest Rate	Trading	5,598,918	(385)	(1,478)
Swaps	Equity	Trading	1,008	69	(205)

Forwards	Foreign Currency	Hedging	58,098	2,135	6,567

Swaps	Cross Currency	Hedging	53,880	(3,175)	(2,527)
Swaps	Interest Rate	Hedging	13,615	255	124

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2018, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

Earnings Release | 4Q.2018

Banco Santander México

During the fourth quarter of 2018, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
Caps and Floors	555	17
Equity Forward	4	7
OTCEquity	204	56
OTCFx	1337	335
Swaptions	1	0
Fx Forward	1378	87
IRS	1231	745
CCS	320	249

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2018, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

Earnings Release | 4Q.2018

Banco Santander México

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2018:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	0.82	8.06

Vega Risk factor
	EQ	FX	IR
Total	0.02	1.61	(1.66)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.54	(13.12)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Earnings Release | 4Q.2018

Banco Santander México

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2018:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(11)
Remote scenario	(335)
Possible scenario	(168)

24. Disclosure of the Liquidity Coverage Ratio

On December 31st, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014.

These regulations came into effect on January 1st, 2015.

During the third quarter of 2018 the weighted average CCL for the Bank is 143.31%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Million pesos		Amount unweighted (average)	Weighted amount (average)

Liquidity Assets
1	Total high-quality liquid assets	Not applicable	161,514
Cash Outflows
2	Unsecured retail financing	219,489	12,827
3	Stable funding	182,448	9,122
4	Less stable funding	37,041	3,704
5	Unsecured wholesale funding	382,174	144,368
6	Operational deposits	251,447	58,431
7	Non-operational deposits	103,977	59,187
8	Unsecured debt	26,750	26,750
9	Secured wholesale funding	Not applicable	1,549
10	Additional requirements:	213,791	47,301
11	Outflows related to derivatives exposures and other collateral requirements	72,335	38,560
12	Outflows related to loss of funding on debt products	0	0
13	Credit and liquidity facilities	141,456	8,741
14	Other contractual funding obligations	95,245	925
15	Other contingent funding obligations	7,363	7,363
16	Total Cash Out	Not applicable	214,332
Cash Inflows		Cash Inflows
17	Cash inflows secured transactions	88,099	3,854
18	Cash inflows from operations unsecured	104,781	78,586
19	Other cash inflows	18,541	18,541
20	Total Cash Inflows	211,422	100,981
	Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	161,514
22	Total Net Cash Out	Not applicable	113,351
23	Liquidity Coverage Ratio	Not applicable	143.31%

The presented numbers are subject to review and therefore they might suffer changes.

Earnings Release | 4Q.2018

Banco Santander México

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter, there was a constant increase in the credit portfolio, however the seasonal effect on the wholesale funds was higher. Additionally, there was an increase in cash inflows for paper that is about to expire.

c)	Changes of major components within the quarter report.

•	During the quarter, there was a constant increase in the credit portfolio, however the seasonal effect on the wholesale funds was higher. Additionally, there was an increase in cash inflows for paper that is about to expire.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

Earnings Release | 4Q.2018

Banco Santander México

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q18, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

28/09/2018	Term	Amount
Million pesos
Consolidated	90 days	107,621
Local Currency	90 days	22,616
Foreign Currency	30 days	23,637

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 28, 2018. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive

Money Market	100,008	36,598	0	0	10	39	0	0	63,360
Loans	878,792	52,785	111,088	73,173	101,285	256,628	120,540	162,633	660
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	1,605	0	0	0	0	0	0	0	1,605
Securities	285,288	219,857	706	204	1,479	43,971	2,995	11,208	4,868
Permanent	12,246	0	0	0	0	0	0	0	12,246
Other Balance Sheet Assets	2,498,439	0	0	0	0	0	0	0	2,498,439
Total Balance Sheet Assets	3,776,378	309,240	111,794	73,377	102,775	300,638	123,536	173,841	2,581,178
Money Market	(162,236)	(63,541)	(73)	0	0	0	0	0	(98,622)
Deposits	(633,618)	(245,951)	(28,274)	(15,767)	(12,325)	(19,666)	(11,502)	(300,133)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(196,791)	(1,951)	(22,676)	(37,300)	(24,371)	(40,507)	(40,541)	(2,723)	(26,722)
Equity	(127,048)	0	0	0	0	0	0	0	(127,048)
Other Balance Sheet Liabilities	(2,523,319)	0	0	0	0	0	0	0	(2,523,319)
Total Balance Sheet Liabilities	(3,643,012)	(311,443)	(51,023)	(53,067)	(36,696)	(60,174)	(52,043)	(302,856)	(2,775,710)
Total Balance Sheet Gap	133,366	(2,203)	60,771	20,310	66,079	240,464	71,492	(129,015)	(194,533)
Total Off-Balance Sheet Gap	25,989	(10,379)	92	3,914	816	6,816	5,782	4,868	14,081
Total Structural Gap		18,060	60,421	22,736	63,450	243,726	77,274	(124,148)	(202,164)
Accumulated Gap		59,494	78,482	101,217	305,045	408,393	485,667	361,519	159,355

II.	Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

Earnings Release | 4Q.2018

Banco Santander México

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

25. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on a monthly basis at the Internet site www.santander.com.mx/conocealbanco/títulosopcionales the information regarding the behavior of the Underlying Assets of the Series in effect.

Indexes

Index	Ticker Symbol
Índice de Precios y Cotizaciones	IPC

I.	Mexican Stock Exchange Index (IPC)

The Mexican Stock Exchange IPC Index, is the main indicator of the performance of the Mexican stock market, and provides an indication of the performance of the stock market based on the variations in the prices of a balanced, weighted and representative sample representative of the issuers listed in the Mexican Stock Market, in line with international best practices.

The closing value of IPC is determined by the BMV and it may be consulted at the website www.bmv.com.mx.

Earnings Release | 4Q.2018

Banco Santander México

GENERAL CHARACTERISTICS OF IPC

Formula:

Where:

It: Index in t time

Pit: Price of i issuer in t time

Qit: Stocks of issuer i in time t

FAFi: Adjustment Factor due to Variable Stocks of issuer i

fi: Adjustment factor due to ex - right of issuer i in time t

i= 1, 2, 3….n

Size of the Sample:

The IPC Index is composed of 35 issuers, and includes the most highly marketable security of each of these issuers and only one security per issuer. The number of components may vary based on corporate events.

Selection Criteria:

The following filters are used in the selection of securities that compose the IPC Index sample:

1º Criterion. Minimum continuous trading time. Those companies having at least 3 calendar months of continuous operation prior to the constituents review will be eligible.

2º Criterion. Minimum floating shares percentage. Those companies whose floating shares percentage is at least 12% or their floating market cap is at least 10 thousand million pesos at the selection date will be eligible.

%AFit ≥ 12% and/or

VCFit ≥ 10,000,000,000 pesos

where:

%AFit = Floating shares percentage of stock series i at time t

VCFit = Floating market cap of stock series I at time t

3° Criterion. From the stock series that fulfilled the previous criteria, will be eligible those with a floating Market cap, computed using the volume weighted average Price of the last three months previous to the constituents review, is at least 0.1% of the Market cap, considering the volume weighted average Price of the last three months previous to the constituents review, of the Index constituents list.

VCFi ≥0.1% VCFIPC

where:
VCFi = Floating market cap of stock series i

VCFIPC = Floating market cap of all of the Index’s constituents

4º Criterion. Largest turnover factor. From the stock series that fulfilled the previous criteria, will be eligible the 55 stock series with the largest turnover factor of the last 12 months previous to the constituents review.

In the case of listed companies that make follow-on public offerings, equivalent to, at least, 0.5% of the market capitalization of the Mexican Stock Market Composite Index “IPC CompMx” on the close of the offering date, the median will consider the monthly medians of at least 3 continuous calendar months, previous to the constituents review.

5º Criterion. Joint rating of the following indicators for each of the 55 companies’ stock series that fulfilled the previous criteria:

• Turnover Factor (FRi)

• Floating Market cap (VCFi), considering the volume weighted average Price of the last 12 months previous to the constituents review.

• Median of the monthly medians of the value traded in this Exchange, for the last 12 months. (Median Impi)

In order to choose the 35 companies which will shape up the Index’s constituent list, they shall be rated according to their turnover factor, floating market cap (volume weighted) and the median of the monthly medians of the value traded in the

Earnings Release | 4Q.2018

Banco Santander México

exchange for the last twelve months of their most liquid stock series (except for those listed stocks that made a follow-on public offering, as stated in criterion 4).

If two or more companies have the same final rating, the one with the largest floating market cap will be considered first.

Rating procedure

The 55 companies that fulfilled the prior criteria will be sorted in descending order by their turnover factor, floating market cap and the monthly median of the value traded in the exchange for the last twelve months receiving a rating according to the place they occupy in a consecutive fashion.

Company	Turnover	Company	Mkt Cap	Company	Value Traded
	Rating		Rating		Rating
A	1	C	1	B	1
B	2	A	2	C	55
C	3	B	55	A	3
…	…	…	…	…	…
N	55	N	20	N	34

All rates for the three factors are added up and the 35 companies with the smallest rate are selected.

Company	Turnover	Mkt Cap	Value Traded	Joint
	Rating	Rating	Rating	Rating
A	1	2	3	6
B	2	55	1	58
C	4	1	55	60
…	…	…	…	…
N	55	20	34	109

Weightings and Floating Market Cap for the most traded stock series of the Companies in the Index’s Constituents’ list

The weighting of each stock series within the Index’s constituent list will be determined by its Floating Market Cap.

The floating shares percentage to calculate the Floating Market Cap will be rounded according to the following buffers:

Earnings Release | 4Q.2018

Banco Santander México

Floating Shares Percentage Rounding Buffers:

Buffer	% Reported Floating Shares	% Rounded floating shares percentage
	< 12%	0
1	≥ 12 a ≤ 15%	% reported
2	≥ 15 a ≤ 20%	20%
3	≥ 20 a ≤ 25%	25%
4	≥ 25 a ≤ 30%	30%
5	≥ 30 a ≤ 35%	35%
6	≥ 35 a ≤ 40%	40%
7	≥ 40 a ≤ 45%	45%
8	≥ 45 a ≤ 50%	50%
9	≥ 50 a ≤ 55%	55%
10	≥ 55 a ≤ 60%	60%
11	≥ 60 a ≤ 65%	65%
12	≥ 65 a ≤ 70%	70%
13	≥ 70 a ≤ 75%	75%
14	≥ 75 a ≤ 80%	80%
15	≥ 80 a ≤ 85%	85%
16	≥ 85 a ≤ 90%	90%
17	≥ 90 a ≤ 95%	95%
18	≥ 95 a ≤ 100%	100%

Weighting for each Stock Series of the Companies in the Index’s Constituents’ list where:

ωi = Weighting of the stock series i in the constituents list

VCFi = Floating Market cap of stock series i

CVFIPC = Floating Market cap of all of the stock series in the Index’s constituents list

Relevant Events Adjustments due to the obligation included in the Article 109 of the Mexican Stock Market Law

Taking in consideration the Index’s calculation formula, changes in the number of registered and floating shares, caused by a relevant event derived by the information obligation that both, individuals and legal entities, have in the assumptions established in the Article 109 of the Mexican Stock Market Law, will affect the weightings.

Maximum Weightings

In order to avoid weightings concentrations, and following the best international practices, the maximum weighting one single stock series can have by the start of the constituent list’s validity period is 25% of the total.

Likewise, the 5 largest stock series in the constituent list, can’t weigh altogether more than 60% of the total.

For the 60% limit, if during the validity of the already adjusted constituent list this same limit is overdrawn for a 45 consecutive trading day’s period, the BMV will make the corresponding adjustment in a proportional manner in order to fulfill the concentration limits condition stipulated for the Index.

Weighting limits in the Constituents’ list

25% capping adjustment for a stock series in the constituents’ list.

Let be the weighting of stock series i in the constituents list,

such that

with

Earnings Release | 4Q.2018

Banco Santander México

ωi ≤ 0.25, (i = 1,…, 35)

60% capping adjustment for the 5 largest stock series within the constituent list given the prior condition.

Let be the weighting of the biggest stock series in the constituents list, the following must be satisfied:

For l = 1 , … , 5

If there’s the need to realize adjustments, the surpluses will be proportionally distributed in each of the other stock series.

Constituents List Review and Continuance

The constituents list review for Prices and Quotations Index is made once a year, in August, using data as of July close, and is comes into effect on September first business day.

If there’s any special situation due to corporate events or by the market, the necessary modifications will be carried out according to such event, as explained further in this document, and the market will be timely informed.

The number of issuers on the constituent list may vary if some company performs a spin-off, so that the issuer that is spinning off, as well as the one that has been spun off, will remain in the constituent list until the next constituents revision.

If an issuer is subject to an Acquisition Public Offering, Merger or some other extraordinary event that might imply the cancelation of its listing in BMV, those shares object of such event will be removed from the constituent list the very same day it’s materialized in BMV, and its place will be occupied by a new issuer. The issuer selected for this, will be the best positioned in the last published Selection Filter by BMV in its website (such Filter is calculated and published monthly).

BMV will inform as timely as possible about the changes related to this section.

Constituents List Rebalance

With the purpose of making the index more representative of the market behavior as well as keeping a high replicability, its stock series weightings will be rebalanced quarterly during the constituent’s list validity period, thus being on December, March and June subsequent to the last revision. The maximum weighting rebalance for a single stock series will be carried out quarterly, up and down.

Index Daily Calculation Formula

where:

It= Index level on day t

Pit = Price of the stock series i on day t

Qit = Listed shares in this Exchange of the stock series i on day t

FAFi = Floating shares adjustment factor of stock series i

Fit = Ex rights adjustment factor of stock series i on day t

i = 1, …, 35

Base level: 0.78 as of October 30th, 1978.

Corporate Adjustments

Taking in consideration the Index’s calculation formula, the changes in the number of registered shares, caused by a relevant event, will affect the weightings of the stock series within the constituent list, whether at its implementation time or at its quarterly rebalances, as the case may be. Below are detailed, in an indicative and non-limitative way, the corporate events that may affect the constituents.

Earnings Release | 4Q.2018

Banco Santander México

where:

fi = Factor of adjustment required in issuer i.

Aa = Number of shares previous to adjustment

Aa = Number of shares derived from conversion.

Ae = Number of shares to split.

Ap = Number of shares after adjustment.

Ar = Number of shares due to restructuring.

As = Number of subscribed shares.

Pa = Price previous to adjustment

Pp = Price after adjustment.

Ps = Subscription price.

Earnings Release | 4Q.2018

Banco Santander México

Sample:

Ticker	Name	Weight
AMXL MM Equity	America Movil SAB de CV	12.50%
FEMSAUBD MM Equity	Fomento Economico Mexicano SAB de CV	12.30%
GFNORTEO MM Equity	Grupo Financiero Banorte SAB de CV	9.60%
CEMEXCPO MM Equity	Cemex SAB de CV	8.00%
TLEVICPO MM Equity	Grupo Televisa SAB	7.30%
WALMEX* MM Equity	Wal-Mart de Mexico SAB de CV	6.90%
GMEXICOB MM Equity	Grupo Mexico SAB de CV	6.70%
ALFAA MM Equity	Alfa SAB de CV	2.80%
GAPB MM Equity	Grupo Aeroportuario del Pacifico SAB de	2.50%
KOFL MM Equity	Coca-Cola Femsa SAB de CV	2.50%
ASURB MM Equity	Grupo Aeroportuario del Sureste SAB de C	2.40%
BSMXB MM Equity	Banco Santander Mexico SA Institucion de	2.10%
GRUMAB MM Equity	Gruma SAB de CV	1.80%
AC* MM Equity	Arca Continental SAB de CV	1.70%
BIMBOA MM Equity	Grupo Bimbo SAB de CV	1.70%
IENOVA* MM Equity	Infraestructura Energetica Nova SAB de C	1.60%
KIMBERA MM Equity	Kimberly-Clark de Mexico SAB de CV	1.60%
MEXCHEM* MM Equity	Mexichem SAB de CV	1.60%
GFINBURO MM Equity	Grupo Financiero Inbursa SAB de CV	1.50%
ELEKTRA* MM Equity	Grupo Elektra SAB DE CV	1.50%
PE&OLES* MM Equity	Industrias Penoles SAB de CV	1.40%
PINFRA* MM Equity	PINFRA	1.40%
OMAB MM Equity	Grupo Aeroportuario del Centro Norte SAB	1.10%
LIVEPOLC MM Equity	El Puerto de Liverpool SAB de CV	0.90%
ALSEA* MM Equity	Alsea SAB de CV	0.90%
GCARSOA1 MM Equity	Grupo Carso SAB de CV	0.90%
GENTERA* MM Equity	Gentera SAB de CV	0.90%
MEGACPO MM Equity	Megacable Holdings SAB de CV	0.80%
CUERVO* MM Equity	Becle SAB de CV	0.60%
VOLARA MM Equity	Controladora Vuela Cia de Aviacion SAB d	0.60%
LAB B	Genomma Lab International SA de CV	0.50%
LALAB MM Equity	Grupo Lala SAB de CV	0.50%
GFREGIO MM Equity	Banregio Grupo Financiero SAB de CV	0.40%
NEMAKA MM Equity	Nemak SAB de CV	0.30%
ALPEKA MM Equity	Alpek SAB de CV	0.20%

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.bmv.com.mx

Earnings Release | 4Q.2018

Banco Santander México

Historical Evolution:

Comparison base: December 29,2013

Period	Minimum	Maximum	Average
	Price	Price	(securities)
2013	37,517.23	45,912.51	267,858,705.21
2014	37,950.97	46,357.24	199,565,849.40
2015	40,950.58	45,773.31	202,865,989.48
2016	40,265.37	48,694.90	232,602,519.40
2017	45,553.51	51,713.38	190,998,544.33
1° Sem. 2016	40,265.37	46,263.84	234,917,371.92
2° Sem. 2016	44,364.17	48,694.90	230,312,828.32
1° Sem. 2017	45,553.51	49,939.47	183,775,085.43
2° Sem. 2017	46,973.30	51,713.38	198,104,229.45
August 2018	48,059.06	50,416.27	126,667,536.87
September 2018	48,595.37	49,693.21	165,837,652.63
October 2018	43,538.12	49,841.47	169,975,523.13
November 2018	39,427.27	46,917.40	230,075,506.27
December 2018	40,340.51	42,081.78	186,785,747.10
January 2019	41,640.27	44,241.54	157,893,027.21

Earnings Release | 4Q.2018

Banco Santander México

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

FEM907R DC026

Earnings Release | 4Q.2018

Banco Santander México

Market Price	Observed Price	Payment Rights
0.00	0	90.00
9.19	5	90.00
18.38	10	90.00
27.57	15	90.00
36.77	20	90.00
45.96	25	90.00
55.15	30	90.00
64.34	35	90.00
73.53	40	90.00
82.72	45	90.00
91.92	50	90.00
101.11	55	90.00
110.30	60	90.00
119.49	65	90.00
128.68	70	90.00
137.87	75	90.00
147.06	80	90.00
156.26	85	90.00
165.45	90	90.00
174.64	95	90.00
183.83	100	90.00
193.02	105	104.25
202.21	110	118.50
211.40	115	118.50
220.60	120	118.50
229.79	125	118.50
238.98	130	118.50
248.17	135	118.50
257.36	140	118.50
266.55	145	118.50

WMX907R DC158

Earnings Release | 4Q.2018

Banco Santander México

Market Price	Observed Price	Payment Rights
0.00	0	90.00
2.87	5	90.00
5.75	10	90.00
8.62	15	90.00
11.50	20	90.00
14.37	25	90.00
17.24	30	90.00
20.12	35	90.00
22.99	40	90.00
25.87	45	90.00
28.74	50	90.00
31.61	55	90.00
34.49	60	90.00
37.36	65	90.00
40.24	70	90.00
43.11	75	90.00
45.98	80	90.00
48.86	85	90.00
51.73	90	90.00
54.61	95	90.00
57.48	100	90.00
60.35	105	106.45
63.23	110	122.90
66.10	115	122.90
68.98	120	122.90
71.85	125	122.90
74.72	130	122.90
77.60	135	122.90
80.47	140	122.90
83.35	145	122.90

CMX908R DC251

Earnings Release | 4Q.2018

Banco Santander México

Market Price	Observed Price	Payment Rights
8.29	70.00	85.00
8.52	72.00	85.00
8.76	74.00	85.00
9.00	76.00	85.00
9.24	78.00	85.00
9.47	80.00	85.00
9.71	82.00	85.00
9.95	84.00	85.00
10.18	86.00	86.00
10.42	88.00	88.00
10.66	90.00	90.00
10.89	92.00	92.00
11.13	94.00	94.00
11.37	96.00	96.00
11.60	98.00	98.00
11.84	100.00	100.00
12.08	102.00	102.95
12.31	104.00	105.90
12.55	106.00	108.86
12.79	108.00	111.81
13.02	110.00	114.76
13.26	112.00	117.71
13.50	114.00	120.66
13.73	116.00	122.14
13.97	118.00	122.14
14.21	120.00	122.14
14.44	122.00	122.14
14.68	124.00	122.14
14.92	126.00	122.14
15.16	128.00	122.14

SXE0092 DC058

Earnings Release | 4Q.2018

Banco Santander México

Market Price	Observed Price	Payment Rights
2,379.44	70.00	100.00
2,447.42	72.00	100.00
2,515.41	74.00	100.00
2,583.39	76.00	100.00
2,651.38	78.00	100.00
2,719.36	80.00	100.00
2,787.34	82.00	100.00
2,855.33	84.00	100.00
2,923.31	86.00	100.00
2,991.30	88.00	100.00
3,059.28	90.00	100.00
3,127.26	92.00	100.00
3,195.25	94.00	100.00
3,263.23	96.00	100.00
3,331.22	98.00	100.00
3,399.20	100.00	100.00
3,467.18	102.00	106.22
3,535.17	104.00	112.44
3,603.15	106.00	118.66
3,671.14	108.00	124.88
3,739.12	110.00	131.10
3,807.10	112.00	137.32
3,875.09	114.00	143.54
3,943.07	116.00	146.65
4,011.06	118.00	146.65
4,079.04	120.00	146.65
4,147.02	122.00	146.65
4,215.01	124.00	146.65
4,282.99	126.00	146.65
4,350.98	128.00	146.65

Earnings Release | 4Q.2018

Banco Santander México

SPX004R DV006

Payment Rights (MXN)

Market Price	Observed Price	Scenario 1 (TCF = 100%*TCI)	Scenario 2 (TCF = 70%*TCI)	Scenario 3 (TCF = 130%*TCI)
1,936.99	70.00	130.00	121.00	139.00
1,992.33	72.00	128.00	119.60	136.40
2,047.68	74.00	126.00	118.20	133.80
2,103.02	76.00	124.00	116.80	131.20
2,158.36	78.00	122.00	115.40	128.60
2,213.70	80.00	120.00	114.00	126.00
2,269.05	82.00	118.00	112.60	123.40
2,324.39	84.00	116.00	111.20	120.80
2,379.73	86.00	114.00	109.80	118.20
2,435.07	88.00	112.00	108.40	115.60
2,490.42	90.00	110.00	107.00	113.00
2,545.76	92.00	108.00	105.60	110.40
2,601.10	94.00	106.00	104.20	107.80
2,656.44	96.00	104.00	102.80	105.20
2,711.79	98.00	102.00	101.40	102.60
2,767.13	100.00	109.84	106.89	112.79
2,822.47	102.00	109.84	106.89	112.79
2,877.82	104.00	109.84	106.89	112.79
2,933.16	106.00	109.84	106.89	112.79
2,988.50	108.00	109.84	106.89	112.79
3,043.84	110.00	109.84	106.89	112.79

Earnings Release | 4Q.2018

Banco Santander México

3,099.19	112.00	109.84	106.89	112.79
3,154.53	114.00	109.84	106.89	112.79
3,209.87	116.00	109.84	106.89	112.79
3,265.21	118.00	109.84	106.89	112.79
3,320.56	120.00	109.84	106.89	112.79
3,375.90	122.00	109.84	106.89	112.79
3,431.24	124.00	109.84	106.89	112.79
3,486.58	126.00	109.84	106.89	112.79
3,541.93	128.00	109.84	106.89	112.79

Earnings Release | 4Q.2018

Banco Santander México

HEDGED INSTRUMENTS

ISSUERS: FEM907R DC026, WMX907R DC158, CMX908R DC251.

ASSET TYPE	ISSUER / SERIES	NUMBER OF TITLES	MARKET QUOTE	BETA COEF.	PERIOD IN MONTHS USED FOR BETA	BETA COEF. (IN CASE OF OPTIONS AND WARRANTS)	DELTA (SECURITIES)	DELTA IN TERMS OF ISSUERS
HEDGE	FEMSA UBD	80,576	168.73	1.0000	12	1.000000	80,576.0000	80,576.0000
HEDGE	WALMEX *	227,999	49.97	1.0000	12	1.000000	227,999.0000	227,999.0000
HEDGE	CEMEX CPO	554,378	9.49	1.0000	12	1.000000	554,378.0000	554,378.0000
HEDGE	MINI-SP FUT	1	0.00	1.0000	12	1.000000	1.0000	50.0000
OBLIGATION	FEM907R DC026	250,000	93.03	1.0000	12	0.322304	80,575.9188	(80,575.9188)
OBLIGATION	WMX907R DC158	250,000	92.23	1.0000	12	0.911995	227,998.6747	(227,998.6747)
OBLIGATION	CMX908R DC251	210,000	81.71	1.0000	12	2.639893	554,377.6274	(554,377.6274)
OBLIGATION	SPX004R DV006	190,000	92.99	1.0000	12	0.000051	9.7594	(9.7594)

DELTA SUM IN TERM OF ISSUERS
ISSUER / SERIES	ASSET TYPE	TOTAL
FEM907R DC026	OBLIGATION	(80,575.918780)
WMX907R DC158	OBLIGATION	(227,998.674730)
CMX908R DC251	OBLIGATION	(554,377.627400)
CEMEX CPO	HEDGE	554,378.000000
FEMSA UBD	HEDGE	80,576.000000
WALMEX *	HEDGE	227,999.000000
MINI-SP FUT	HEDGE	50.000000
SPX004R DV006	HEDGE	(9.759440)
FEM907R DC026	HEDGE	(80,575.918780)
TOTAL		41.019650

ISSUER	DELTA IN SECURITIES	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ISSUERS	DELTA HEDGE INTERMS OF ISSUERS	DELTA OBLIGATIONS IN TERMS OF ISSUERS

FEM907R DC026	0.0812	1.000000	0.000000	0.0812	80,576.0000	(80,575.9188)
WMX907R DC158	0.3253	1.000000	0.000000	0.3253	227,999.0000	(227,998.6747)
CMX908R DC251	0.3726	1.000000	0.000000	0.3726	554,378.0000	(554,377.6274)
SPX004R DV006	40.2406	1.000000	0.000000	40.2406	50.0000	(9.7594)

Earnings Release | 4Q.2018

Banco Santander México

Item 2

4Q.18 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Safe Harbor Statement 2 Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Performance Driven by Healthy Asset Quality and Strategy Execution 3 Source: Company filings under CNBV GAAP. Notes: 1) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex (net of allowa nce s) (4Q18*4). Year to date = Annualized cumulative opex as percentage of annualized cumulative income before opex (net of allo wances) (12M18). 2) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q17;4Q18). Loan book up 10.5% YoY  Maintain focus on high - margin segment loans +8.3% YoY  Low - margin segment growth targeting selective opportunities +13.1% YoY Deposit base up 7.1% YoY; Individual deposits increased 13.1% YoY  Individual demand deposits +9.0% YoY  Individual term deposits +21.4% YoY Healthy asset quality  NPL ratio 2.36% - 18 bps  Cost of risk 3.43% - 16 bps 3.18% - 36 bps ROAE expands for third consecutive year, even while deploying our investment plan  Efficiency ratio 1 44.94% +143 bps 43.53% +172 bps  ROAE 2 15.18% - 86 bps 16.19% +40 bps Completed second year of operational and digital transformation strategy 4Q18 YoY Var 12M18 YoY Var

Total Loans

YoY Growth
4,746
4,772
4,978
5,044
5,153
9.4%
9.6%
11.6%
10.2%
10.6%
4Q17
1Q18
2Q18
3Q18
Nov'18

Total Deposits

YoY Growth
4,685
4,708
4,923
4,906
5,052
11.5%
10.9%
11.9%
9.6%
10.1%
4Q17
1Q18
2Q18
3Q18
Nov'18

Consumer Loans[1] (YoY Growth)

8.5%
8.4%
7.6%
7.2%
6.8%
4Q17
1Q18
2Q18
3Q18
Nov'18

Demand Deposits (YoY Growth)

Santander

4

Sound Loan & Deposit Growth Despite Slowdown in Consumer Loans and Demand Deposits 4 Source: CNBV Banks as of November 2018 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4,746 4,772 4,978 5,044 5,153 10.6% 9.4% 4Q17 9.6% 1Q18 10.2% 11.6% 2Q18 3Q18 Nov’18 YoY Growth 4,685 4,708 4,923 4,906 5,052 4Q17 2Q18 11.5% 1Q18 10.9% 11.9% 9.6% 3Q18 10.1% Nov’18 YoY Growth 1Q18 4Q17 7.6% 2Q18 3Q18 Nov’18 8.5% 8.4% 7.2% 6.8% Nov’18 2Q18 4Q17 3Q18 1Q18 10.2% 8.9% 12.2% 4.3% 5.7%

Total Loans

+10.5%
+0.4%
617,871
630,999
652,251
680,120
682,848
4Q17
1Q18
2Q18
3Q18
4Q18

Loan Portfolio Breakdown

Consumer 8%
Credit Cards 8%
Middle-Market 26%
Mortgages 21%
Corporates 14%
SMEs 11%
Gov&FinEnt 12%

Santander

5

Source: Company filings under CNBV GAAP, in million pesos.

Santander México Posts Solid Loan Growth – Up c.11% Driving Sound NII Growth 5 Source: Company filings under CNBV GAAP, in million pesos. Total Loans Loan Portfolio Breakdown 4Q18 652,251 3Q18 4Q17 1Q18 2Q18 630,999 617,871 680,120 682,848 +0.4% +10.5% 4Q18 Var YoY Contribution to: Loans NII Loans High - margin s egments : Middle - market 177,662 11.7% 53.6% 69.3% SMEs 77,389 7.9% Credit cards 56,227 3.4% Consumer 54,610 4.0% 365,888 8.3% Low - margin segments: Corporates 95,536 14.0% 46.4% 30.7% Government & Financial Entities 79,775 21.2% Mortgages 141,649 8.5% 316,960 13.1% Middle - Market 26% Corporates 14% Gov&FinEnt 12% SMEs 11% Mortgage s 21% Credit Cards 8% Consumer 8%

Mortgages Driven by c.12% Organic Growth; Sustained Robust Payroll Expansion and Credit Card Usage 6 Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of November 2018. Notes: 1) Includes payroll, personal and auto loans. Individual Loans 252,486 237,356 4Q17 4Q18 +6.4% 3Q18 4Q17 1Q18 2Q18 4Q18 130,492 132,350 135,112 138,535 141,649 +2.2% +8.5% 3Q18 2Q18 4Q17 1Q18 4Q18 56,227 54,997 54,372 53,795 55,037 +2.2% +3.4% 4Q17 4Q18 1Q18 2Q18 3Q18 52,492 53,076 53,763 54,474 54,610 +0.2% +4.0%  Organic growth accelerating to +11.7% YoY  Hipoteca Plus accounted for over 50% of mortgage origination  Robust recovery in mortgage growth, up from 1% in 2017  Credit card usage up 15% YoY  3 rd largest market player  Selective use of external channels to enhance asset quality  Driving more profitable payroll loans, up 12% YoY, above market  Originated Ps.500 M in auto loans over the LTM, bringing this portfolio to close to Ps.750 M Payroll Personal Mortgages Credit Cards Consumer 1

Loyal Customers[1]

+22.9%
2,048
2,145
2,235
2,362
2,518
4Q17
1Q18
2Q18
3Q18
4Q18

Digital Customers[1]

A loyal customer is 4x more profitable

Digital Transactions / Total Transactions[2]

14.8%
10.8%
25%
43%
75%
57%
Internet
Mobile
4Q17
4Q18

Mobile Customers[1]

Santander

7

Progress on Client - Centric Strategic Initiatives Continues to Drive Loyalty 7 Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Transactions / Total Transactions 2 Mobile Customers 1 3Q18 4Q17 1Q18 2,145 2Q18 4Q18 2,048 2,235 2,362 2,518 +22.9% 2,091 2,220 2,348 2,533 2,879 2Q18 1Q18 4Q17 3Q18 4Q18 +37.7% 1,508 1,655 1,819 2,036 2,423 4Q17 1Q18 4Q18 3Q18 2Q18 +60.7% A loyal customer is 4x more profitable 43% 14.8% 4Q18 57% 4Q17 75% 25% 10.8% Internet Mobile

Commercial Loans

4Q17 380,515 → +13.1% → 430,362 4Q18

SMEs

+7.9%
-0.2%
71,752
72,947
76,915
77,519
77,389
4Q17
1Q18
2Q18
3Q18
4Q18

Middle-Market

+11.7%
+1.2%
159,096
164,713
174,750
175,567
177,662
4Q17
1Q18
2Q18
3Q18
4Q18

Corporate

Government & Fin. Ent.

Santander

8

Source: Company filings under CNBV GAAP, in million pesos.

Commercial Loans Up c.13%, While Maintaining Focus on Profitability 8 Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 430,362 380,515 4Q17 4Q18 +13.1% SMEs Middle - Market Corporate Government & Fin. Ent . 1Q18 4Q17 2Q18 4Q18 71,752 3Q18 72,947 77,389 76,915 77,519 - 0.2% +7.9% 4Q17 1Q18 2Q18 3Q18 4Q18 83,831 90,692 86,859 97,031 95,536 - 1.5% +14.0% 164,713 4Q17 1Q18 2Q18 3Q18 4Q18 159,096 174,750 175,567 177,662 +1.2% +11.7% 4Q17 1Q18 2Q18 3Q18 4Q18 65,836 63,426 69,815 81,997 79,775 - 2.7% +21.2%

Total Deposits

+7.1%
647,854
665,100
698,118
680,143
693,812
+2.0%
Term
Demand
33%
67%
33%
67%
33%
67%
34%
66%
34%
66%
4Q17
1Q18
2Q18
3Q18
4Q18

Demand Deposits

+5.1%
434,345
456,546
Individuals +9.0%
Corporate +3.5%
4Q17
4Q18

Term Deposits[1]

+11.1%
213,509
237,266
Individuals +21.4%
Corporate +6.7%
4Q17
4Q18

Santander

9

Focus on Individuals and SMEs Delivers Ongoing Expansion of Deposit Base 9 Total Deposits Demand 33% Term 67% 33% 1Q18 67% 67% 4Q17 33% 647,854 2Q18 34% 66% 3Q18 34% 66% 4Q18 665,100 698,118 680,143 693,812 +2.0% +7.1% Demand Deposits 4Q17 4Q18 456,546 434,345 +5.1% +9.0% Individuals Corporate +3.5% Term Deposits 1 4Q17 4Q18 213,509 237,266 +11.1%  Total Individuals & SMEs deposits – up 13.1% and 10.0%, respectively  Sequential performance reflects calendar effect  Commercial focus to attract payrolls continues to drive individual demand deposits, increasing their share in demand deposits by 110 bps YoY  Higher interest rates favor term deposit growth Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Individuals Corporate +21.4% +6.7%

Solid Balance Sheet, Capitalization & Funding Position

Net Loans to Deposits[1]

92.28%
91.88%
90.56%
97.00%
95.38%
4Q17
1Q18
2Q18
3Q18
4Q18

Debt Maturity

1,986
8,872
6,160
24,144
1,517
3,000
35,429[3]
2019
2020
2021
2022
2024
2026
2027+

CET1 and Capitalization

15.73%
15.71%
15.52%
16.02%
15.93%
10.84
11.19
10.76
11.48
11.04
Tier 2
AT1
CET1
4Q17
1Q18
2Q18
3Q18
4Q18[4]

Santander

10

Solid Balance Sheet, Capitalization & Funding Position 10 Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Diversified funding sources and strong maturity profile  Healthy net loan to deposit ratio below 100% supports growth opportunities  LCR 2 of 143.31%, well above 90% Banxico regulatory requirement  Tier 1 ratio increased 16 bps to 12.33% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. 3) Including additional Tier 1 Capital Notes issued in December 2016. 4) 4Q18 is preliminary. 4Q17 90.56% 1Q18 91.88% 92.28% 2Q18 3Q18 4Q18 97.00% 95.38% 1,986 8,872 6,160 24,144 1,517 3,000 2026 2027+ 2019 2021 2020 35,429 3 2022 2024 10.84 11.19 10.76 11.48 11.04 AT1 4Q17 2Q18 1Q18 3Q18 4Q18 4 15.52% Tier 2 CET1 15.73% 15.71% 16.02% 15.93%

NII Up +17% YoY on Solid Loan Growth and Higher Interest Rates 11 Net Interest Income and NIM 1  NII grew 17.0% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +16.4% Investment in securities: +24.3%  4Q18 NIM improved 12 bps YoY to 5.44%  12M18 NIM expanded 6 bps YoY to 5.47% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net interest income (4Q18*4) divided by daily average interest earnings assets (4Q18) Year to date = Annualized net interest income (12M18) divided by daily average interest earnings assets (12M18) 13,847 5.66 5.44 4Q17 5.27 1Q18 5.32 5.52 2Q18 3Q18 4Q18 14,615 14,795 15,795 16,203 +2.6% +17.0% 5.41 12M17 5.47 12M18 55,015 61,408 +11.6%

Net Fees Up c.8% Despite Lower Investment Banking Fees Due to Soft Market Deal Flow 12 Net Commissions and Fees Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Includes fees from collections and payments, account management, checks, foreign trade and others. 3Q18 4Q17 1Q18 2Q18 4Q18 3,933 4,069 4,262 4,271 4,230 - 1.0% +7.6% Cash Management* 28% Credit Cards 31% Insurance 26% Investment Funds 9% Financial advisory services 5% Purchase - sale of securities and money market transactions 1% 12M17 16,832 12M18 15,633 +7.7% Var YoY Var YoY 4Q17 3Q18 4Q18 $$ % 12M17 12M18 $$ % Cash Management* 1,177 1,220 1,182 5 0.4% 4,426 4,783 357 8.1% Credit Cards 1,028 1,186 1,298 270 26.3% 3,725 4,507 782 21.0% Insurance 1,013 1,123 1,081 68 6.7% 4,228 4,468 240 5.7% Investment Funds 371 397 395 24 6.5% 1,455 1,568 113 7.8% Financial advisory services 238 280 212 (26) (10.9%) 1,336 1,201 (135) (10.1%) Purchase - sale of securities and money market transactions 106 65 62 (44) (41.5%) 463 305 (158) (34.1%) Net commisions and fees 3,933 4,271 4,230 297 7.6% 15,633 16,832 1,199 7.7%

Strong Core Earnings Growth, Partially Offset by Market - Related Losses 13 Gross Operating Income 1 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. 4Q17 2Q18 1Q18 3Q18 4Q18 18,394 18,972 20,909 20,106 20,245 - 3.2% +10.1% Net Interest Income 80.0% Net Commissions and Fees 20.9% Market related revenue (0.9%) 12M17 80,232 12M18 73,621 +9.0% Var YoY Var YoY 4Q17 3Q18 4Q18 Var $$ Var % 12M17 12M18 Var $$ Var % Net Interest Income 13,847 15,795 16,203 2,356 17.0% 55,015 61,408 6,393 11.6% Net Commissions and Fees 3,933 4,271 4,230 297 7.6% 15,633 16,832 1,199 7.7% Market related revenue 614 843 (188) (802) (130.6%) 2,973 1,992 (981) (33.0%) Gross Operating Income* 18,394 20,909 20,245 1,851 10.1% 73,621 80,232 6,611 9.0%

Healthy Asset Quality with Good Performance Across Key Metrics 14 Loan Loss Reserves (LLR) Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized loan loss reserves (4Q18x4) divided by average loans (4Q17,4Q18). Year to date = Annualized loan loss reserves (12M18) divided by average loans (4Q17,4Q18). 2) Commercial loans include: Mid - Market, SMEs, corporate, financial institutions and government. 3Q18 4Q17 5,580 5,463 1Q18 2Q18 4Q18 5,431 4,946 4,667 +2.1% +2.7% Cost of Risk 1 2Q18 3Q18 4Q17 1Q18 4Q18 3.59% 3.17% 2.94% 3.37% 3.43% +6bps - 16 bps 12M17 12M18 21,409 20,656 - 3.5% 12M17 12M18 3.54% 3.18% - 36 bps 4Q17 3Q18 4Q18 Var YoY (bps) Var QoQ (bps) Consumer 4.49% 3.87% 3.84% (65) (3) Credit Card 4.86% 4.28% 4.28% (58) - Other consumer 4.10% 3.46% 3.40% (70) (6) Mortgages 4.25% 4.31% 4.36% 11 5 Commercial* 1.40% 1.33% 1.31% (9) (2) SMEs 2.52% 2.00% 1.90% (62) (10) NPL ratio 2.54% 2.35% 2.36% (18) 1

Strategic Initiatives and Trading Losses Impact Near - Term Efficiency 15 Administrative & Promotional Expenses Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized opex (4Q18*4) divided by annualized income before opex (net of allowances) (4Q18*4). Year to date = Annualized opex (12M18) divided by annualized income before opex (net of allowances) (12M18). Efficiency 1 1Q18 4Q17 2Q18 3Q18 4Q18 8,186 8,218 8,845 9,003 9,228 +2.5% +12.7% 12M17 35,294 12M18 31,215 +13.1% 3Q18 4Q17 1Q18 2Q18 4Q18 42.88% 43.51% 43.46% 42.78% 44.94% +216bps +143 bps 12M17 12M18 41.81% 43.53% +172 bps Expenses Breakdown & Performance Var YoY Var YoY 4Q17 3Q18 4Q18 $$ % 12M17 12M18 $$ % Personnel 3,969 4,096 3,156 (813) (20.5)% 13,926 14,758 832 6.0% Admin expenses 2,787 3,403 4,424 1,637 58.7% 11,862 14,431 2,569 21.7% IPAB 747 796 818 71 9.5% 2,894 3,134 240 8.3% Dep and amort. 683 708 830 147 21.5% 2,533 2,971 438 17.3% Admin . & promotional expenses 8,186 9,003 9,228 1,042 12.7% 31,215 35,294 4,079 13.1%

Net Income

+2.4%
4,481
4,727
5,171
5,096
4,590
-9.9%
+11.0%
17,645
19,584
4Q17
1Q18
2Q18
3Q18
4Q18
12M17
12M18

ROAE[1]

-86bps
16.04%
15.87%
17.33%
16.74%
15.18%
-156bps
+40bps
15.79%
16.19%
4Q17
1Q18
2Q18
3Q18
4Q18
12M17
12M18

Effective Tax Rate

+600bps
13.81%
21.22%
24.38%
22.52%
19.81%
-271bps
+215bps
19.95%
22.10%
4Q17
1Q18
2Q18
3Q18
4Q18
12M17
12M18

Profit Before Taxes

+10.1%
5,199
6,000
6,838
6,577
5,724
-13.0%
+14.1%
22,042
25,139
4Q17
1Q18
2Q18
3Q18
4Q18
12M17
12M18

Santander

16

Strong NII Growth Partially Offset by Trading Losses and Higher Effective Tax Rate 16 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly = Annualized net income (4Q18x4) divided by average equity (4Q17,4Q18). Year to date = Annualized net income (12M18) divided by average equity (4Q17,4Q18). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 4Q17 1Q18 2Q18 4,481 3Q18 4Q18 4,727 5,171 5,096 4,590 - 9.9% +2.4% 1Q18 4Q17 2Q18 4Q18 3Q18 16.74% 16.04% 15.87% 17.33% 15.18% - 156bps - 86bps 4Q17 2Q18 19.81% 1Q18 3Q18 13.81% 4Q18 21.22% 24.38% 22.52% - 271bps +600bps 1Q18 6,577 4Q17 2Q18 3Q18 4Q18 5,199 6,000 6,838 5,724 - 13.0% +10.1% 19,584 12M17 12M18 17,645 +11.0% 15.79% 12M17 16.19% 12M18 +40bps 12M17 22.10% 12M18 19.95% +215bps 22,042 25,139 12M17 12M18 +14.1%

2018 Guidance Review 17 Total Loans Δ 7% - 9% Δ 10.5% Total Deposits Δ 9% - 11% Δ 7.1% Cost of Risk 3.2% - 3.4% 3.18% Expenses Δ 12% - 14% Δ 13.1% Tax Rate 24% - 25% 22.1% Net Income Δ 9% - 11% Δ 11.0% Metrics 2018 Target 1 2018 Results 1) Revised on October 31, 2018.

Santander México 2019 Guidance 18 1) According to changes in accounting criteria issued by the National Banking and Securities Commission in 2018 - Recognition of the recovery of credits previously cancelled against the item "Allowance for loan losses" . Total Loans Δ 7% - 9% Total Deposits Δ 7% - 9% Cost of Risk (Net of recoveries ) 2.8% - 3.0% 1 Cost of Risk (Comparable) 3.1% - 3.3% Expenses Δ 10% - 12% Tax Rate 24% - 25% Net Income Δ 5% - 7% Metrics 2019 Target

Questions and Answers

20 Annexes

Macroeconomic

GDP Growth (%)

2.9
2.1
2.1
1.5*
1.7*
1.8
2.1
2016
2017
2018E
2019E
2020E

Average Exchange Rate (MXP/USD)

18.7
18.9
19.2
19.9*
20.0*
18.8
18.9
2016
2017
2018
2019E
2020E

Annual Inflation Rate (%)

3.4
6.8
4.8
3.9*
3.5
3.6
2016
2017
2018
2019E
2020E

Central Bank Monetary Policy (%, end of year)

5.75
7.25
8.25
8.00*
7.50*
7.25
6.75
2016
2017
2018
2019E
2020E

Santander

Source: INEGI, Banxico and Santander
*Revised from previous quarter

21

Macroeconomic 21 Source: INEGI, Banxico and Santander *Revised from previous quarter GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 2.9 2.1 2.1 2019E 2018E 2016 2017 2020E 1.5 * 1.7 * 18.7 18.9 19.2 2016 2019E 2017 2018 2020E 19.9 * 20.0 * 3.4 6.8 4.8 3.5 2016 2017 2018 2019E 2020E 3.9 * 5.75 7.25 8.25 2016 2017 2019E 2018 2020E 8.00 * 7.50 * 18.8 1.8 2.1 3.6 7.25 6.75 18.9

Consolidated Income Statement 22 Source: Company filings under CNBV GAAP, in million pesos. 4Q18 3Q18 4Q17 % Change QoQ YoY Interest income 30,489 28,828 25,415 5.8 20.0 Interest expense (14,286) (13,033) (11,568) 9.6 23.5 Financial margin 16,203 15,795 13,847 2.6 17.0 Allowance for loan losses (5,580) (5,463) (5,431) 2.1 2.7 Financial margin after allowance for loan losses 10,623 10,332 8,416 2.8 26.2 Commision and fee income 5,885 5,659 5,398 4.0 9.0 Commision and fee expense (1,655) (1,388) (1,465) 19.2 13.0 Net gain /(loss) on financial assets and liabilities (188) 843 614 (122.3) (130.6) Other operating income / (loss) 287 134 422 114.2 (32.0) Administrative and promotional expenses (9,228) (9,003) (8,186) 2.5 12.7 Total operating income 5,724 6,577 5,199 (13.0) 10.1 Income taxes (1,134) (1,481) (718) (23.4) 57.9 Net income 4,590 5,096 4,481 (9.9) 2.4

Consolidated Balance Sheet 23 Source: Company filings under CNBV GAAP, in million pesos. Dec - 18 Sep - 18 Dec - 17 % Change QoQ YoY Cash and due from banks 70,151 71,557 87,409 (2.0) (19.7) Margin accounts 3,689 2,444 2,708 50.9 36.2 Investment in securities 317,781 338,954 325,369 (6.2) (2.3) Debtors under sale and repurchase agreements 37,881 31,850 5,472 18.9 592.3 Derivatives 162,891 153,190 181,667 6.3 (10.3) Valuation adjustment for hedged financial assets 6 (10) (36) (160.0) — Total loan portafolio 682,848 680,120 617,871 0.4 10.5 Allowance for loan losses (21,100) (20,375) (20,051) 3.6 5.2 Loan portafolio (net) 661,748 659,745 597,820 0.3 10.7 Accrued income receivable from securitization transactions 127 125 121 1.6 5.0 Other receivables (net) 89,089 83,641 87,562 6.5 1.7 Foreclosed assets (net) 270 291 472 (7.2) (42.8) Property, furniture and fixtures (net) 8,714 6,709 6,498 29.9 34.1 Long - term investment in shares 91 90 91 1.1 0.0 Deferred taxes (net) 20,418 18,672 20,050 9.4 1.8 Deferred charges, advance payments and intangibles 8,679 7,990 7,740 8.6 12.1 Other assets 35 46 44 (23.9) (20.5) Total assets 1,381,570 1,375,294 1,322,987 0.5 4.4 Deposits 738,537 727,316 692,967 1.5 6.6 Bank and other loans 57,083 43,171 40,055 32.2 42.5 Creditors under sale and repurchase agreements 100,689 157,528 110,149 (36.1) (8.6) Securities loans 1 1 1 0.0 0.0 Collateral sold or pledged as guarantee 30,539 21,088 21,132 44.8 44.5 Derivatives 163,206 146,717 184,461 11.2 (11.5) Valuation adjustment of financial liabilities hedging (24) 0 0 — — Other payables 128,318 117,943 121,914 8.8 5.3 Subordinated debentures 37,228 33,791 35,865 10.2 3.8 Deferred revenues 300 354 238 (15.3) 26.1 Total liabilities 1,255,877 1,247,909 1,206,782 0.6 4.1 Total stockholders' equity 125,693 127,385 116,205 (1.3) 8.2

Proforma Income Statement 24 Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Most of the adjustments are related to the Brokerage House. 2) Banco Santander México as successor of Grupo Financiero Santander México. 12M17 12M18 % Change Group Adjustments 1 Bank Bank 2 YoY Group Banco Financial margin 55,116 (101) 55,015 61,408 11.4 11.6 Allowance for loan losses (21,409) 0 (21,409) (20,656) (3.5) (3.5) Financial margin after allowance for loan losses 33,707 (101) 33,606 40,752 20.9 21.3 Net commisions and fees 16,171 (538) 15,633 16,832 4.1 7.7 Net gain /(loss) on financial assets and liabilities 3,081 (108) 2,973 1,992 (35.3) (33.0) Other operating income / (loss) 1,030 15 1,045 857 (16.8) (18.0) Administrative and promotional expenses (31,873) 658 (31,215) (35,294) 10.7 13.1 Total operating income 22,116 (74) 22,042 25,139 13.7 14.1 Income taxes (4,406) 9 (4,397) (5,555) 26.1 26.3 Net income 17,710 (65) 17,645 19,584 10.6 11.0

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